March 31, 2017

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Mail Stop 3720

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Telecom Corporation Limited
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 28, 2016
File No. 001-31517

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated February 21, 2017, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F.

Form 20-F for the Year Ended December 31, 2015

2. Disposal of Certain Telecommunications Towers and Related Assets, page F-10

1.	We have reviewed your response to prior comment one. Please address each of the following.

a)	Please provide us with the background and the laws and/or regulations which resulted in the government-backed initiative to centralize the telecommunication tower assets in the PRC.

Mr. Pacho	-2-

The PRC government did not promulgate any laws or regulations that require the Company, China Mobile Limited (“China Mobile”), and China Unicom (Hong Kong) Limited (“China Unicom”, together with the Company and China Mobile, the “Operators”) to centralize the telecommunication tower assets or establish China Tower Corporation Limited (“China Tower”). While there have been government policies encouraging joint construction and sharing of telecommunication infrastructure assets, China Tower was established as a result of commercial decision made by the three Operators based on market-oriented principles. The three Operators had detailed discussions and negotiated on an arm’s length basis many key aspects related to establishing China Tower which include the investment in a tower assets centralization entity, the appropriate funding entities, the investment amount, the shareholding structure, the corporate governance structure, the scope of business and other issues in connection with the formation of China Tower.

The Ministry of Industry and Information Technology of the PRC (“MIIT”) and the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) have been, through their policy statements, encouraging the joint construction and sharing of telecommunications infrastructure by telecommunications operators. In 2008, they issued the Emergency Notice on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure by MIIT and SASAC (MIIT Liantong [2008] No. 235) (the “Notice”), and provided further guidance on joint construction and sharing of telecommunications infrastructure in its Implementation Opinions on Joint Construction and Sharing of Telecommunications Infrastructure (the “Implementation Opinions”) that were published on a regular basis. The purpose of both the Notice and the Implementation Opinions is to promote joint construction and sharing of the telecommunications infrastructure among the three Operators, minimize redundancy in tower construction, and enhance the utilization rate of telecommunications infrastructure. Nevertheless, these policy statements did not specify any specific form and manner of carrying out such joint construction and sharing, and neither did they mandatorily require the three Operators to establish China Tower. In their own efforts to minimize redundancy in tower construction and increase utilization rates of the tower assets, the Company, China Mobile and China Unicom each conducted feasibility studies, assessed the commercial viability of asset centralization and evaluated proposed plans of achieving centralization of telecommunication tower assets. As a result of such studies, the three Operators ultimately made their respective decisions to jointly establish China Tower.

b)	Please identify who is responsible for carrying out the PRC’s telecommunication asset centralization.

Mr. Pacho	-3-

The Company, China Mobile and China Unicom are responsible for carrying out the PRC’s telecommunication asset centralization. The three Operators, after independent assessment, made the decision to jointly establish China Tower, and carried out the establishment of China Tower and the transfer of certain tower assets. The Company obtained approval for the transaction in accordance with its corporate governance procedures and applicable legal requirements. China Tower also participated in the negotiation and execution of the transactions with respect to the tower assets.

In accordance with the Company’s articles of association, the board of directors (the “Board”) passed resolutions on July 11, 2014 to approve the establishment of China Tower and the Company’s investment in China Tower. On October 14, 2015, the Board held a meeting to review the proposed resolutions to sell the Company’s tower assets (the “Tower Assets”) to China Tower. At this meeting, the Board (including all four independent non-executive directors) reviewed and discussed the plan for the proposed transaction. After this comprehensive review and thorough discussion, the Board passed the following resolutions (the “Resolutions”) in connection with carrying out the transfer of the Tower Assets by the Company (the “Tower Assets Disposal”), among others:

(1)	approved the Company’s disposal of certain tower assets to China Tower; approved the Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash (the “Transfer Agreement”) among the Company, China Tower, China Mobile Communication Company Limited and related subsidiaries (collectively, “CMCL”), China United Network Communications Corporation Limited and its one subsidiary (collectively, “CUCL”), and China Reform Holding Company Limited (“CRHC”);

(2)	confirmed that the Transfer Agreement was made in the Company’s ordinary and usual course of business, on normal commercial terms. Through equitable negotiations among the parties, the terms are fair and reasonable and in the interest of the Company and the shareholders as a whole; and

(3)	approved the publication of the relevant announcements.

In addition, in order to assist the Board to evaluate the Tower Assets Disposal, the Company engaged a financial advisor and an appraiser (the “Appraiser”). UBS AG Hong Kong Branch, an independent third party, acted as the financial advisor to the Company and provided assistance to the Company in various parts of the transaction. China Enterprise Appraisals (“CEA”), an independent qualified appraiser, served as the Appraiser in the transaction. Please see responses to comments 2 and 3(d) below for details on the appraisal performed by the Appraiser in the Tower Assets Disposal. The Appraiser was hired jointly by all three Operators and China Tower through a tender process.

Mr. Pacho	-4-

Mr. Zhang Jiping, a then-director of the Company, also served as the chairman of the supervisory committee of China Tower, and Mr. Sun Kangmin, a director of the Company, also serves as the director of China Tower. According to the articles of association of the Company and to avoid conflicts of interest, both of them voluntarily abstained from voting on the Resolutions. The Resolutions were approved by the Board of directors.

As a listed company on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, in accordance with applicable listing rules and regulatory requirements, the Company published several announcements in relation to the establishment of China Tower and the transaction of asset centralization in Hong Kong, and filed several Form 6-K with the SEC, including “Discloseable transaction in relation to the disposal of telecommunications tower and related assets” filed on October 16, 2015, “Completion of discloseable transaction in relation to the disposal of telecommunications towers and related assets” filed on November 4, 2015, and “Final consideration amount for the transaction in relation to the disposal of telecommunications towers and related assets” filed on February 1, 2016. These announcements disclosed principal terms of the transaction and the decisions of the Board.

c)	Please explain how the laws and/or regulations that resulted in the centralization of the telecommunication assets in China impact you.

Please refer to the response to comment 1(a).

d)	Please explain why you participated in the formation of China Tower. Specifically indicate if your participation was mandated by law, regulation or by your ultimate controlling shareholder.

The decision to participate in the establishment of China Tower is based on the Company’s commercial considerations. After obtaining the TD-LTE 4G license in the end of year 2013, the Company was in need of a national wireless network in order to operate the 4G business. As the frequency of the 4G spectrum is higher than 3G, the coverage area of an individual tower is significantly smaller. The existing 3G telecommunication towers were not able to provide enough coverage for commercial operations. Therefore, to provide high-quality 4G services, the Company would need a greater number of telecommunication towers. In establishing its 4G network, each of the three Operators incurred significant additional costs to build the infrastructure, and the competition was intensifying. Moreover, urbanization in China led to limited land availability and a higher population density, making the construction of telecommunication infrastructure even more difficult and the associated costs higher. After researching and studying the experience of telecommunications operators in India, the United Kingdom, Ghana and other countries, the Company noted that the establishment of stand-alone tower companies to achieve concentrated management and utilization of tower assets was one of the common practices in the telecommunications industry globally.

Mr. Pacho	-5-

The Company believes that centralizing the construction and operation of telecommunication tower assets can benefit the Company in the following significant aspects:

(1)	Expanding the 4G network faster and more efficiently, which gives the Company more lead time to develop the 4G business: With China Tower specializing in the construction and operation of tower assets, the Company was able to compensate for the shortage of network coverage in a relatively short period of time, which has been beneficial to the development of its 4G business. This in turn promotes the overall business development of the Company, enhances customer experience, and increases the competitiveness of the Company.

(2)	Lowering tower construction and maintenance costs and reducing capital expenditure, which would enhance the Company’s profitability: Benefiting from the sharing of tower assets, the Company may enjoy a lower leasing fee per unit in the future with an increasing share rate. The Company may also see a reduction in its capital investment in the establishment and maintenance of telecommunication towers and related assets, and a reduction in the size of its fixed assets and the associated depreciation.

(3)	Realizing long-term investment gains through equity investment: As one of the shareholders of China Tower, the Company believes it will benefit from China Tower’s future earnings and value enhancement in the long run through China Tower’s efficient integration and utilization of telecommunication tower assets.

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Based on the above analysis, the Company believes that the joint establishment of China Tower to construct, manage and operate tower assets can optimize the allocation of resources, more efficiently meet every party’s needs for tower assets, lower costs and further specialization of the operations by telecommunications operators. For reasons mentioned above, the participation of the Company in establishing China Tower is primarily driven by its commercial interests, rather than at any request from the Company’s ultimate shareholder or compelled by any law or regulation.

e)	Please tell us if you had the ability to not participate in the asset centralization. If you had decided to not participate, please tell us how that decision would have impacted you. Address, without limitation, any monetary impact, your access to telecommunication infrastructure, your ability to operate in the telecommunications industry and your ability to build new telecommunication infrastructure assets, including towers.

The Company had the ability to not participate in the asset centralization, but the Company would have faced difficulties in the construction of tower assets as mentioned in the responses to comment 1(d), which would have had a significant adverse effects on the network coverage of the Company. If all three Operators had ultimately decided not to establish China Tower, the Company would have had to invest a significant amount of capital and human resources on its own to establish new telecommunication towers or, if applicable, rent tower assets from the other Operators. It would have taken a longer time for the Company to complete and improve nationwide 4G network coverage as compared to carrying out through its participation in the centralization of telecommunication infrastructure assets. In addition, if China Mobile and China Unicom had decided to establish China Tower without the participation of the Company, the Company would not only have had to compete by investing a significant amount of capital and human resources to establish new telecommunication infrastructure assets, but it could also become more difficult for the Company to share the telecommunication infrastructure assets owned by China Mobile and China Unicom. The above factors could have a material adverse effect on the development of the Company’s business and 4G network coverage.

f)	Please describe the governance structure of China Tower, including your role and authority in your capacity as a shareholder and a major customer, as well as each party that will have as seat on China Tower’s board of directors. Additionally, please tell us if China Tower can be unilaterally dissolved by the PRC or any of its directly or indirectly controlled entities.

Mr. Pacho	-7-

According to the articles of association of China Tower, the corporate governance structure is as set forth below:

(1)	Shareholders’ General Meeting

The shareholders’ general meeting is the highest body of authority of China Tower, which consists of all the shareholders of China Tower. The Company, China Mobile, China Unicom and CRHC own 27.9%, 38.0%, 28.1% and 6.0%, respectively of the share capital of China Tower. The Company, China Mobile, China Unicom and CRHC hold the same type of shares, and enjoy the equity interest and other kinds of profit distributions and attend the shareholders’ general meeting with the right to vote according to its number of shares.

The shareholders’ general meetings pass resolutions by open ballot. Resolutions of shareholders’ general meetings fall into two categories, ordinary resolutions and special resolutions. An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders present at the meeting. The following matters shall be resolved by a special resolution at a shareholders’ general meeting, including not limited to:

i)	any amendment to the company’s articles of association;

ii)	any increase or reduction in registered share capital;

iii)	division, merger, dissolution and liquidation of the company or other changes to the form of the company; and

iv)	purchase or sale of major assets, or provision of guarantees, the total amount of which within one year exceeds 30% of the company’s total assets, except to the extent that such activities are necessary in the company’s ordinary course of business, or the guarantee is provided to its wholly owned subsidiary.

Other matters within the scope of the authority of the shareholders’ general meetings shall be resolved by ordinary resolutions, including, but not limited to:

i)	determination of operational policies and investment plans;

ii)	election or removal of members of the board of directors and members of the supervisory committee who are not employee representatives, and determination of their remunerations;

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iii)	review and approval of reports by the board of directors and supervisory committee;

iv)	review and approval of annual financial budgets and final accounts; and

v)	review and approval of profit distribution plans and loss make-up plans.

When the shareholders’ general meetings review matters in relation to related party transactions, the related shareholder shall not participate in the voting. The votes of his representatives shall not be counted towards effective votes. The resolution of the meeting should comprehensively disclose the results of the vote by non-related shareholders. Other rights and voting rules of the shareholders’ general meetings of China Tower are generally consistent with those provided in the Company Law of the PRC.

(2)	Board of Directors

China Tower has a board of directors as the business decision-making body of the company. The board of directors is accountable to the shareholders’ general meetings. The board of directors shall consist of seven to nine directors, with one chairman. The current board of directors of China Tower consist of nine directors, of which eight are non-executive directors. Of the eight non-executive directors, two of them are from China Telecom Group; three are from China Mobile; two are from China Unicom; and one is from CRHC. The only executive director is the general manager of China Tower, and does not hold any position with any one of the Company, China Mobile and China Unicom. Mr. Sun Kangmin, a director of the Company also serves as a director of China Tower. The board of directors performs the following functions, including, but not limited to:

i)	convene the shareholders’ general meetings, ask the shareholders’ general meetings to pass certain resolutions, and report on its work to the shareholders’ general meetings;

ii)	implement the resolutions passed by the shareholders’ general meetings;

iii)	determine the company’s business plans and investment proposals;

iv)	formulate the company’s annual financial budgets and final accounts;

v)	formulate the company’s profit distribution plans and loss make-up plans;

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vi)	formulate plans for the increase or reduction of the company’s registered capital and for the issuance of the company’s debenture and listing of the company’s securities;

vii)	review and approve plans for the merger, division or dissolution of the company or change of corporate form; and

viii)	determine the company’s internal management structure and the establishment of the branch organizations, to appoint or remove the company’s general manager and decide on his remunerations.

A board meeting shall be convened only if more than half of the board of directors are present. Each director has one vote. All resolutions require the affirmative votes of more than half of all the board of directors in order to be passed, except as otherwise stipulated by laws or regulations. When the board of directors reviews matters in relation to related party transactions, the related director shall not participate in voting. His votes shall not count towards effective votes. The resolution of the board shall provide full disclosure on the votes of unrelated directors. The functions and powers of the board of directors of China Tower and its rules for voting are generally consistent with those provided in the Company Law of the PRC

(3)	Supervisory Committee

The supervisory committee of China Tower consists of five members, with one chairman, who is elected by a simple majority votes of the members of the supervisory committee. The supervisory committee consists of three supervisors who represent the shareholders and two supervisors who represent the employees. Each of the three Operator shareholders appoints one supervisor. The directors, the general manager, the deputy general managers and the financial general manager as well as other senior management of the company shall not act concurrently as supervisors. The supervisory committee performs the following functions, including, but not limited to:

i)	monitor any action by directors or members of senior management in the course of performing their duties that is in violation of laws, administrative regulations and the articles of association of the company; propose the removal of directors or members of senior management who have violated laws, administrative regulations, articles of association of the company or resolutions of shareholders’ general meetings;

ii)	demand remedial actions by any director and member of senior management when the action of such person harms the company’s interest, and, if necessary, report to the shareholders’ general meeting or relevant regulatory authorities;

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iii)	review the company’s financial position;

iv)	propose to convene extraordinary shareholders’ general meetings;

v)	submit proposals to the shareholders’ general meeting; and

vi)	propose to convene special board meetings.

The functions and powers of supervisory committee of China Tower are consistent with those provided in the Company Law of the PRC.

(4)	Senior Management

The senior management of China Tower consists of one general manager, who is appointed or removed by the board of directors; several deputy general managers, who are nominated by the general manager, and appointed or removed by the board of directors. The directors can act concurrently as the general manager, deputy general manager or other senior management. The functions and powers of the general manager of China Tower is consistent with those provided under the Company Law of the PRC. Since the establishment of China Tower in July 2014, none of the senior management of China Tower has concurrently held any positions in the three Operators.

Although the Company is a shareholder of China Tower, as a customer of China Tower, the Company only enjoys its rights and assumes the obligations according to the commercial agreements entered into with China Tower after arm’s length negotiations. Similarly, it does not have any special roles or rights in the corporate governance of, or exert any special influence over China Tower, simply by virtue of being a customer of China Tower. The transactions between the two parties are all executed through normal commercial arm’s length negotiations and based on standard market practice terms where applicable. For detailed information on the commercial agreements between the Company and China Tower, please refer to the responses to comment 1(g) below.

Similar to other companies established under PRC laws, the grounds for dissolution of China Tower are consistent with relevant provisions in the Company Law of the PRC, and are included in the articles of association of China Tower. Accordingly, China Tower can only be dissolved by law or under its articles of association. It cannot be unilaterally dissolved by the PRC government or any of its directly or indirectly controlled entities.

g)	Please tell us the key terms of each contract that is related to the sale of your telecommunication infrastructure and your subsequent use of that infrastructure. In addition tell us when those agreements were finalized. Without limitation, specifically address the asset sale agreement, the asset lease agreements and the tower network restructuring arrangement.

Mr. Pacho	-11-

The Company entered into the following contracts related to the sale of its then-existing telecommunication infrastructure and the subsequent use of that infrastructure:

(1)	the Transfer Agreement, dated October 14, 2015, between the Company, CMCL, CUCL (together with the Company and CMCL, the “Sellers”), CRHC and China Tower, pursuant to which the Sellers shall sell their telecommunication towers and related assets (“Target Assets”) to China Tower; additionally, the Company shall inject cash into China Tower; China Tower shall issue new shares to the Sellers in exchange for the Target Assets and/or capital injection; and CRHC shall subscribe for new shares in China Tower in cash. The Transfer Agreement was filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2015;

(2)	a certain share subscription agreement (the “Share Subscription Agreement”) entered into by the Company and China Tower on January 29, 2016, pursuant to which the number of shares subscribed by the Company and the amount of the consideration for such shares were confirmed. The Share Subscription Agreement was filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2015; and

(3)	a certain commercial pricing agreement (the “Lease Agreement”), dated July 8, 2016, between the Company and China Tower, pursuant to which the Company agreed to lease from China Tower telecommunication towers and related assets acquired by China Tower from the sale (the “Acquired Towers”) and those towers newly constructed by China Tower (the “New Towers”). The Lease Agreement is attached as Exhibit A to this response letter and will be filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2016.

Certain key terms of each of the Transfer Agreement, the Share Subscription Agreement and the Lease Agreement are summarized below:

(1)	Transfer Agreement

•	The consideration for the transaction will be based on the appraised value of the Target Assets, and adjusted by depreciation and amortization of the Target Assets, among other things, in accordance with the terms of the Transfer Agreement.

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•	In exchange for 33,097 million new shares issued by China Tower, with a par value of RMB1.00 per share, the Company shall sell its telecommunication towers and related assets with an aggregate value of RMB30,131 million to China Tower and inject cash in the amount of RMB2,966 million into China Tower.

•	Upon completion of the transaction, China Tower would be owned by the Company, CMCL, CUCL and CRHC as to 27.9%, 38.0%, 28.1% and 6.0%, respectively. When China Tower was initially established, prior to CRHC’s share subscription in China Tower, China Tower was owned by the Company, CMCL and CUCL as to 29.9%, 40.0% and 30.1% , respectively.

•	The completion of the transaction is subject to the satisfaction (or, if applicable, waiver) of certain customary closing conditions.

•	Unless otherwise agreed among the parties, the ownership and risks associated with the Target Assets shall be transferred to China Tower on October 31, 2015 (the “Completion Date”).

•	To ensure there are no interruptions in the operations of the Sellers, China Tower has undertaken to allow the Sellers to use the tower assets following the completion of the transfer of the Target Assets. Once the Sellers and China Tower have agreed on the leasing fees for the Target Assets, the Sellers shall pay such leasing fees incurred from the day following the Completion Date.

•	Each of the Sellers agrees to abide by certain covenants prior to the completion of the transfer of the Target Assets, including (i) procuring all that is necessary for China Tower to inspect the Target Assets, and upon receipt of reasonable notice, allowing the representatives of China Tower to enter the premises of the Target Assets and providing China Tower with all necessary information and assistance; (ii) not disposing of the Target Assets without China Tower’s consent; and (iii) promptly informing China Tower of any matter that may result in material adverse changes to the Target Assets.

•	During the period from the Completion Date until the date when China Tower has completed its construction and restructuring of its dynamic environment monitoring system (expected to be completed before June 30, 2016), the parties shall implement the transition arrangements in accordance with the Transfer Agreement and establish a joint workforce to ensure the stable operations and transition of the transferred assets.

Mr. Pacho	-13-

•	The Sellers and China Tower shall complete the handover within thirty days after the Completion Date (or such other date as agreed among the parties). Each party shall provide confirmation of the completion of the handover. Upon such confirmation, the parties shall also confirm the final consideration for the transaction after taking into account of the abovementioned adjustments in accordance with the terms of the Transfer Agreement.

(2)	Share Subscription Agreement

•	The Company confirmed to pay a certain amount of consideration in cash and assets contribution to subscribe for the corresponding amount of shares issued by China Tower.

(3)	Lease Agreement

•	Depending on the actual demand for tower infrastructure products and services, the respective subsidiaries and/or branches of the Company and China Tower in the same provinces shall enter into provincial service agreements for a term of five years and bulk product lease commencement confirmations for the Acquired Towers and certain New Towers and product confirmation notes for individual New Towers. Prior to the end of the service term, the Company and China Tower, or their respective subsidiaries and/or branches, will consider whether to enter into new product confirmation notes and negotiate the arrangement concerning further provision of products and services.

•	The assets that the Company may lease from China Tower include Acquired Towers and New Towers, and related products and services.

•	The price for a New Tower shall be determined in accordance with the following pricing formula:

Base Price =	(Standard Construction Cost/depreciable life× (1 + Depletion Rate) + Maintenance Cost) × (1 + Markup Margin Rate)

In order to reflect the difference in the Standard Construction Cost of New Towers located in different geographical areas, 31 provinces, municipalities and autonomous regions of Mainland China are divided into four categories with different adjustment coefficients. The Maintenance Cost shall be adjusted based on the effective bidding price to procure such maintenance services. The values for the Depletion Rate of the towers (as a result of relocation, repair and damages, among others) and the Markup Margin Rate are fixed at 2% and 15%, respectively.

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Product Price =	Base Price × (1 – applicable sharing discount rate) + (Site Cost + Electricity Connection Cost) × (1 – applicable sharing discount rate)

The sharing discount rate for the Base Price is 20% if the relevant tower is shared by two lessees, and 30% if the relevant tower is shared by three lessees. The first occupier of a shared tower would be entitled to a first-occupier discount, which is an extra 5% discount in addition to the aforementioned sharing discount.

Site Cost and Electricity Connection Cost are either priced on a lump sum or itemized basis. The sharing discount rate for the Site Cost and Electricity Connection Cost is 40% if the relevant tower is shared by two lessees, and 50% if the relevant tower is shared by three lessees. The first occupier of a shared tower would be entitled to a first-occupier discount, which is an extra 5% discount in addition to the aforementioned sharing discount.

•	The pricing basis for Acquired Towers is in principle consistent with those applicable to New Towers. The product catalogue and pricing formula relating to Acquired Towers shall be identical to those applicable to New Towers, with the exception that the Standard Construction Cost shall be adjusted and determined according to the proportion of the depreciation cost of Acquired Towers to that of New Towers in different provinces and no Electricity Connection Costs shall be charged for Acquired Towers. The sharing discount rates shall be consistent with those applicable to New Towers, and the original property owners (which would be one of the Sellers) of the relevant Acquired Tower shall be entitled to the first-occupier discount.

Those occupiers who have jointly used an Acquired Tower with the original property owner prior to the Completion Date shall only pay 30% of the Base Price and Site Cost of such tower, and the original property owner of such tower shall be entitled to the first-occupier discount and shall only pay 70% of the Site Cost when there are two lessees or 40% when there are three lessees until 2018.

•	The lease term for the Acquired Towers commenced on November 1, 2015. The commencement date of the lease for New Towers shall be determined by the commencement dates of the services as described in the bulk products lease commencement confirmation and/or product confirmation note entered into by the respective provincial companies and subsidiaries of the Company and China Tower.

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•	The parties may further negotiate and agree on any applicable adjustments to pricing, taking into account the changes in certain factors, including the inflation rate, significant fluctuations in the real estate market or the steel price, as well as the actual operating conditions of China Tower.

2.	We note your response to prior comment one where you state, “The terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related.” However, in your response to comment two you state, “there was no market transactions with comparable scale in the domestic market... the Company was not able to identify a transaction price under transactions with similar scale and similar assets to determine the fair value of Tower Assets by adopting the market method.” These two statements appear to be inconsistent with each other. Please clarify. Also, if there are no market transactions with comparable scale in the domestic market, tell us what evidence you have that the transactions were entered into at market terms. We refer to paragraph B4(a) of IFRS 13.

The Company respectfully submits to the Staff that the Company believes that those two statements in our response to prior comment 1 and comment 2 are not inconsistent with each other. The respective reasons are set out as below:

(1)	In its response to prior comment 1, the Company stated, “The terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related.” In this statement, the Company intended to explain that the key terms in the Transfer Agreement for the Tower Assets Disposal, such as the rights and obligations of each party, were all negotiated and determined on an arm’s length basis. The Company determined the fair value of the Tower Assets in accordance with the value appraised by the independent Appraiser, and consulted the opinion of its financial advisor, UBS AG Hong Kong Branch. The management and the Board of the Company, in making the decision to approve Tower Assets Disposal, had considered various commercial aspects of the Tower Asset Disposal and its future economic benefits to the Company as elaborated in the response to comment 1 above.

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(2)	In its response to prior comment 2, the Company stated, “There was no market transactions with comparable scale in the domestic market... the Company was not able to identify a transaction price in transactions with similar scale and similar assets to determine the fair value of Tower Assets by adopting the market method”. In this statement, the Company intended to explain that there were no comparable transactions with similar scale and nature as the Tower Assets Disposal transaction in the PRC. As such, it is not possible to adopt the market method to determine the fair value of the total consideration for this transaction.

(3)	The Company would like to note that the Appraiser for the Tower Assets Disposal used Replacement Cost Method, and concluded that the Replacement Cost Method is the most relevant and reliable method in determining the consideration for this transaction, and the consideration was fair.

•	The market method could not be adopted as there was no comparable transaction related to tower assets in the PRC market;

•	The discounted cash flow method, or income approach, could not be adopted as the tower assets in the Tower Assets Disposal did not operate as a separate business in the Company, and could not generate cash flows largely independent of other assets. Tower assets need to work together with other telecommunications plants and equipment to provide services to customers, so the Company could not reliably estimate the benefits generated by the Tower Assets separately. Discounted cash flow method requires the information on expected future benefits and associated risks after tower asset centralization. Such information was not available as of the date of Tower Assets Disposal. As such, it was not possible to form a reliable estimate of the future discounted cash flow of these assets at the time of the Tower Assets Disposal;

•	The Replacement Cost Method is a recognized valuation method, which considers the cost of purchasing or constructing a new asset and the reduction to the original cost due to wears and tears as well as actual usage. The Appraiser has considered the historical construction costs information provided by the Company, the current market price of construction materials and installation as of the appraisal date to determine the standard cost of purchasing or constructing a new asset. The Appraiser also performed site inspections to confirm the usage conditions of the Tower Assets, and determine the reduction to the original cost, i.e., the newness rate. In view of the above analysis, the consideration of the Tower Assets Disposal, which was determined by the Replacement Cost Method, also takes into account various market factors.

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As a result, according to paragraph B4(a) of IFRS 13, although the Tower Assets Disposal was between parties under common control of PRC government, the transaction should not be judged as not fair merely by considering that all parties were under common control of the government. Taking into account the foregoing factors, the Company believed that the consideration was set at a fair value as the transaction was entered into at market terms.

In addition, the Company notes that the Replacement Cost Method was used by other telecommunications operators, such as Millicom in 2010, for the disposal of tower assets in other countries as well. It is a commonly used valuation method not just in the PRC market, but also in the overseas market, to determine the fair value of tangible assets.

3.	We have reviewed your response to prior comment two. Please address each of the following.

a)	You state that China Tower was founded in July 2014 and as of the date of the transaction, October 2015, it did not carry out substantial business. Please explain the nature and extent of the business China Tower carried out from its formation in 2014 through October 2015, the date of the transaction.

Since its formation in July 2014 through October 2015, the date of the transaction, China Tower did not carry out any significant business activities because it was still in the process of setting up various aspects of the new company to prepare it for carrying out future operations.

China Tower’s business extends to 31 provinces, municipalities and autonomous regions in the PRC, requiring China Tower to set up branches in each of these provinces, municipalities and autonomous regions, or even at the city level. In addition, China Tower had to recruit and train a large number of staff all over the nation, to prepare for its future operations, such as construction, maintenance and repair of towers as well as day to day operations. It took a significant amount of time for China Tower to complete the preparation before commencing its full business operations.

In addition, from its formation in July 2014 through October 2015, China Tower spent a significant amount of time communicating and negotiating the scope of assets acquisition, detailed terms of the assets acquisition agreement as well as subsequent arrangements after the completion of Tower Asset Disposal. In order to determine the scope of assets acquisition and assess the location and usage conditions of the assets, China Tower and the three Operators were involved in physical inspections of telecommunication towers and related assets in each province, municipality and autonomous region. It also took several months for China Tower to complete such large scale inspections all over the PRC.

Mr. Pacho	- 18 -

Furthermore, from its formation in July 2014 through October 2015, China Tower began to establish its business and internal control processes for procurements, construction and maintenance of tower assets, and gradually started construction and operation of towers to prepare for actual operation after the Tower Assets Disposal. As a result, apart from the preparatory work described above, China Tower did not carry out any significant business activities from its formation to the date of the Tower Assets Disposal.

b)	We note news articles from as early as July 2015 that indicate China Tower was contemplating a private placement and/or initial public offering. Please tell us if China Tower estimated its fair value at any time between its formation in 2014 and the finalization of the lease terms in July 2016. If China Tower did estimate its fair value, how did that fair value compare to the RMB 1 share price used in the asset transfer transaction.

To the Company’s knowledge, except for the valuation performed for the Tower Assets in the Tower Assets Disposal, China Tower did not estimate its fair value at any time between its formation in 2014 and July 2016.

c)	You state that China Reform Holding Corporation Limited (“CRHC”) is a third party investing company. Please tell us who owns and controls CRHC. Additionally please indicate if it is a related party. We note news articles that state that CRHC is a wholly-owned subsidiary of China’s State-owned Assets Supervision and Administration Commission. If CRHC is a related party, please tell us how you determined that the cash subscription by CRHC for new shares issued by China Tower at the stock price of RMB1 per share was entered into at market terms.

According to the Form 6-K filed with the SEC on October 16, 2015, CRHC is a state-owned assets management company owned by SASAC of the PRC. It acts as a market-based platform to operate and manage state-owned assets. The Company has disclosed in the Form 6-K that CRHC is a third party independent of the Company and it is not deemed a connected person under the Hong Kong Listing Rules.

Although CRHC falls into the definition of government-related entity in accordance with paragraph 9 of IAS 24, Related Party Disclosures, and is regarded as a related party of the Company, in accordance with paragraphs 25 to 27 of IAS 24, the Company is exempted from disclosure of related party transactions with government-related entities. In addition, all parties involved in the Tower Assets Disposal, including CRHC, have their own governance structures, decision making process and management objectives, and they act independently in carrying out their respective business activities. Specifically, in determining the terms of the Tower Assets Disposal, all parties involved negotiated on an arm’s length basis. Even though the ultimate shareholder of these parties is the PRC government, it did not affect the transaction execution process in the Tower Assets Disposal which was carried out on an arm’s length basis. As such, the Company believes that a related party’s participation in the Tower Assets Disposal did not affect the fairness of the transaction, or could imply that the consideration of the transaction was not fair.

Mr. Pacho	- 19 -

In the response to prior comment 2, the Company stated that because China Tower did not carry out substantial business as of the date of the Tower Assets Disposal, and a majority of the net assets of China Tower were cash injected by the shareholders, the value of each equity share the Company received from China Tower as consideration was determined to be RMB1 per share. After the transfer of the Tower Assets, the majority of the net assets of China Tower is cash and the tower assets, and the latter’s fair value then constitutes the major component of the value of China Tower. Therefore, based on this ground, the parties involved in the Tower Assets Disposal transactions arrived at the determination that the fair value of the shares of China Tower was RMB1 per share.

The Company did not determine the stock price of China Tower merely according to the price of CRHC’s cash subscription. However, the Company considered the cash subscription by CRHC as another piece of evidence to support the RMB1 per share of China Tower. The related party relationship between the Company and CRHC did not affect the cash subscription decision of CRHC.

Therefore, the Company believes that even though CRHC is a related party of the Company, only in the sense that it is a government-related entity, its participation in the transaction did not affect the conclusion reached by the Company that the fair value of each equity share of China Tower approximates its net asset value as of the date of Tower Assets Disposal.

d)	Please tell us the name of the independent qualified appraiser that performed that valuation of the tower assets and its relationship with the PRC, including any of its agencies, and your independent accountants.

Mr. Pacho	- 20 -

According to the Form 6-K filed with the SEC on October 16, 2015, CEA is the independent qualified appraiser that performed the valuation of the tower assets in the Tower Assets Disposal. CEA is a limited liability company with individual asset appraisers as its shareholders, and does not have any relationship with the PRC government or any of its agencies.

CEA is one of the most renowned appraisers in the PRC, and has the relevant qualifications in the PRC asset appraisal industry. According to its public information, CEA has branches, business departments, and cooperative units based in Hong Kong and 31 provinces, municipalities and autonomous regions of the PRC. It has a team of more than 1,000 appraisers and several hundred industrial experts. The three Operators and China Tower jointly engaged CEA through a tender process to perform the valuation of the tower assets.

Please note that CEA reached an agreement in principle to enter into a business alliance with Deloitte Touche Tohmatsu (“Deloitte”), the Company’s independent accountant, in 2015. Deloitte informed the chairman of the Audit Committee of the Company on March 23, 2015, in writing, that “under the terms of business alliance, Deloitte will not take ownership or assume management control over CEA; nor will they share profit and cost. CEA will not become or be deemed to become associated entity of Deloitte”. The Company understands that the independence of Deloitte as its auditors under the SEC’s and PCAOB’s independence rules is not impaired by this business alliance.

e)	Please explain why the “replacement cost” valuation method was used. Please address IFRS 13.B9, which describes the replacement cost and how it is used. Specifically address how the valuation of only the tower assets using the replacement cost capture the other aspects of the China Tower business, such as synergies and economies of scale.

As mentioned in the response to comment 2 above, the Replacement Cost Method is a more relevant and reliable valuation method under the circumstances of the Tower Assets Disposal after considering the absence of transactions with comparable scale in the PRC market.

Mr. Pacho	- 21 -

According to IFRS 13.B9:

From the perspective of a market participant seller, the price that would be received for the asset is based on the cost to a market participant buyer to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

That is because a market participant buyer would not pay more for an asset than the amount for which it could replace the service capacity of that asset. Obsolescence encompasses physical deterioration, functional (technological) obsolescence and economic (external) obsolescence and is broader than depreciation for financial reporting purposes (an allocation of historical cost) or tax purposes (using specified service lives).

In many cases the current replacement cost method is used to measure the fair value of tangible assets that are used in combination with other assets or with other assets and liabilities.

The Replacement Cost Method used in the valuation of tower assets adheres to the above principle in IFRS 13 paragraph B9 as this method has considered the standard cost to acquire or construct the tower assets and adjusted for obsolescence as well as the characteristics of the tower assets.

Synergies and economies of scale were not taken into account when performing the valuation of the Tower Assets because the Tower Assets were not operated as, nor constituted, a single business by the Company before the Tower Assets Disposal. Also, the Tower Assets could not generate cash flows largely independent of other assets. Therefore, the transaction was considered as an asset disposal. Upon the Tower Assets Disposal, China Tower had not commenced any major operations. Given that there were many uncertainties, including the impact of optimization on the use of the Tower Assets after China Tower centralizes all Tower Assets, the sharing rate of the Tower Assets among the customers of China Tower, as of the date of Tower Assets Disposal, it was not possible for the Company to reliably estimate the synergies and economies of scale, which may be obtained by China Tower after it centralizes all Tower Assets and operates them as a single business.

As such, as of the date of Tower Assets Disposal, the Company considered it appropriate to deem the valuation result determined by the Replacement Cost Method as the fair value of the Tower Assets.

f)	We note your reference to paragraphs 27 and 29 of IFRS 13 with respect to highest and best use. We note that paragraph 29 of IFRS 13 states that an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset. In your circumstance, the government-based initiative to centralize the telecommunication infrastructure appears to have changed how the value from these assets will be determined. Please support your conclusion that your use of the replacement cost method yields a fair value measure that reflects the highest and best use of the tower assets, which would appear to need to reflect the requirements of the government-based initiative.

Mr. Pacho	- 22 -

In its response to comment 1, the Company has clarified the role of the PRC government in the Tower Assets Disposal, and emphasized that the Tower Assets Disposal was a market-oriented transaction and not required by any law or regulation. After the Tower Assets Disposal, the construction and usage of all Tower Assets are centrally managed by China Tower. This will increase the investment and operating efficiency of the Tower Assets. As such, disposing of the Tower Assets to China Tower, which operates the Tower Assets centrally, is already the highest and best use of such assets. The value, calculated by the Replacement Cost Method, which was the most relevant and reliable method as explained in the response to comment 2, and reflecting such highest and best use of assets, is already fair, and therefore, is not required to account for any government-based initiative.

In addition, as mentioned in the response to comment 2 above, the Replacement Cost Method is a more relevant and reliable valuation method after considering the absence of transactions with comparable scale in the PRC market. Also, in the response to comment 3(e), the Company clarifies why the valuation result arising from the Replacement Cost Method was not adjusted for synergies and economies of scale of the transaction.

In view of the above reasons, the Company believed that the Replacement Cost Method provides the most reasonable and reliable information to determine the fair value of the Tower Assets.

g)	We note your statement in your response that “the consideration of the Tower Assets Disposal as well as the daily operation of the Company was determined upon negotiations on an arm’s length basis, and the terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related.” We note that the asset transfer to China Tower was recorded in October 2015 and the lease terms were not finalized until July 2016.

Mr. Pacho	- 23 -

While the Company entered into the transaction in October 2015 before the lease terms were finalized in July 2016, as disclosed in its Form 6-K furnished to the SEC on October 16, 2015, the Company intended to lease the Tower Assets from China Tower following completion of the tower asset transfer, and the Company and China Tower were in the process of discussing and finalizing the lease terms, in particular, the service charges payable by the Company. The Company actively participated in the negotiation of the lease arrangement with China Tower and the other two Operators concurrently with the Tower Assets Disposal. Because it took a significant amount of time to negotiate and determine the details of the tower sharing arrangement and the lease agreement, the relevant parties were only able to finalize the lease term in July 2016.

•	Please explain why you entered into a transaction without knowing how much it will cost you to use the telecommunication assets.

As explained above, the Company and China Tower were already negotiating the lease terms when entering into the Tower Assets Disposal, in particular, the service charges payable by the Company under the lease arrangement. China Tower undertook to allow the Company (and the other two Operators) to continue using the Tower Assets before the lease terms were finalized, which ensured that, after entering into the transaction but before the finalization of the lease agreement, there would not be any interruptions to the operation of the Company.

In addition, through the negotiations among the relevant parties, there was an understanding reached between the Company and China Tower that the standard construction cost, maintenance and operating expenses of towers plus a reasonable surcharge would be used as the pricing basis for determining the tower leasing fee. Since the Company, like the other two Operators, had been constructing and operating tower assets for its own use for many years and had abundant experience and historical data, the Company was familiar with the typical construction and operating costs of tower assets, such as depreciation expenses, maintenance costs and utilities fees.

While the tower lease pricing mechanism was not finalized until July 2016, the Company and the other two Operators began discussions with China Tower regarding the pricing mechanism of the tower leasing fee before entering into the Transfer Agreement. In addition, the Company believed that it would benefit from leasing the Tower Assets from China Tower in the long run. One of such benefits come from cost saving due to sharing of tower assets. For example, China Tower and the three Operators have agreed that after the centralization of Tower Assets, if more than one Operator share the same tower, there will be a discount to the leasing fee. This will further reduce the tower assets leasing fee and bring more long-term benefits to the Company.

Mr. Pacho	- 24 -

Based on the progress of the negotiation and the relevant experience the Company possessed at the time of Tower Assets Disposal, the Company was confident that the lease arrangement would be beneficial to the Company in the long term. Therefore, it entered into the transaction in October 2015 while continuing negotiating the lease terms.

On the other hand, although the Company believed that it could benefit from the lease arrangement in the long run before the completion of the Tower Assets Disposal, the key terms of the lease agreement, such as the lease term, sharing discount rate had not been confirmed at that time. As such, the Company could not reliably estimate the future benefits to be generated by the Tower Assets before the completion of the Tower Assets Disposal.

•	Explain if you were able to determine that the transaction would be economically beneficial to you.

As explained above, because of the Company’s extensive experience and knowledge about historical data regarding constructing and operating telecommunication tower assets and its then on-going negotiations with China Tower on the lease terms prior to entering into the Tower Assets Disposal, including, among others, the discount applicable to leasing fees as a result of sharing the use of tower assets, the Company was able to determine that the transaction would be beneficial to it in the long term even though the details of the lease terms were not finalized as of the date of Tower Assets Disposal.

•	Tell us if you have any remedies if your cost to use the telecommunication assets is or becomes uneconomic.

Having considered the uncertainties surrounding the rate of leasing fee, ever since the negotiation of lease terms began, the three Operators had taken the position that there should be a price adjustment mechanism in the lease terms such that if the cost of using the telecommunication tower assets is or becomes uneconomic, the leasing fee would be adjusted through good faith negotiation.

One of the key terms of the Lease Agreement as disclosed in the Form 6-K filed with the SEC on July 11, 2016 stated, “Further negotiation will be conducted to consider the changes in certain factors including inflation rate, significant fluctuations in the real estate market and steel price, as well as the actual operating conditions of China Tower; and adjustment to pricing basis and fee standards will only be made upon mutual agreement.” This is a remedy if the cost to use the telecommunication assets is or becomes uneconomic.

Mr. Pacho	- 25 -

Besides, the Company can negotiate the renewal of the lease as well as the leasing fee and lease terms with China Tower after the expiry of the current lease agreement. This is also one remedy for us if the cost to use the telecommunication assets becomes uneconomic subsequently.

•	Explain how you were able to determine if you entered into an onerous contract if the terms of your transaction were still under negotiation at the time you recorded it. Specifically address paragraphs 10 and 66 through 69 of IAS 37.

Based on the Company’s experience and historical data on the costs of construction and operation of Tower Assets as mentioned in the first two bullets of this response, the Company was able to determine that the probability that it would enter into an onerous contract is remote even as the terms of the transaction were still under negotiation at the time the Company recorded it.

The Company hereby refers to paragraph 10 of IAS 37 for the definition of an onerous contract:

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

In addition, the Company hereby refers to paragraphs 66 through 69 of IAS 37 for the accounting implication of an onerous contact:

66 If an entity has a contract that is onerous, the present obligation under the contract shall be recognised and measured as a provision.

67 Many contracts (for example, some routine purchase orders) can be cancelled without paying compensation to the other party, and therefore there is no obligation. Other contracts establish both rights and obligations for each of the contracting parties. Where events make such a contract onerous, the contract falls within the scope of this Standard and a liability exists which is recognised.

Mr. Pacho	- 26 -

Executory contracts that are not onerous fall outside the scope of this Standard.

68 This Standard defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

69 Before a separate provision for an onerous contract is established, an entity recognises any impairment loss that has occurred on assets dedicated to that contract (see IAS 36).

Based on the progress of the negotiation and the information the Company possessed as of the date of Tower Assets Disposal, the Company believed that the transaction would be beneficial to the Company in the long term. With the pricing adjustment mechanism mentioned in the third bullet of this response, the Company believed that even as the terms of the transaction were not finalized at the time the Company recorded the transaction, it was not likely to enter into an onerous contract.

4.	We note your response to prior comment three. Please address each of the following.

a)	Please further explain how the sharing of the use of the towers by each of the Telecom Operators will be determined during the service period.

After the Tower Assets Disposal, the three Operators would lease the telecommunication towers and related assets from China Tower to support their telecommunications services. Each of the three Operators submits its own request for telecommunication towers and related assets in different locations to China Tower according to its demands.

China Tower is responsible for allocating its resources to fulfil the demands and specific requirements of each Operator. It either leases existing tower assets or constructs new tower assets to fulfil the requests from Operators. While leasing existing tower assets, China Tower would optimize the use of its tower resources and balance the transmission requirements of each telecommunications operator by leasing a tower solely to one Operator or sharing the tower by more than one Operators. As long as the Company’s requests are fulfilled, the Company will not intervene how China Tower allocates its tower resources. China Tower has the obligation to inform the three Operators the sharing condition of towers as this affects the discount on leasing fee charged to the Operators.

Mr. Pacho	- 27 -

b)	Tell us how you determined that your arrangement to use China Tower’s tower products is, or contains, a lease. Refer to IAS 17 and IFRIC 4.

On July 8, 2016, the Company and China Tower entered into the Lease Agreement to confirm the pricing and related arrangements in relation to the lease of telecommunication towers and related assets. The respective provincial branches and/or subsidiaries of the Company and China Tower entered into provincial service agreements in accordance with their respective actual demand for services. The branches and/or subsidiaries of Company and China Tower then entered into individual lease agreement called “product confirmation note” for the individual New Towers or “bulk product lease commencement confirmations” for the Acquired Towers and certain New Towers, incorporating terms of the provincial service agreements.

With regard to whether the above arrangement to use China Tower’s tower products is, or contains, a lease, the Company hereby refers to the paragraph 6 in IFRIC 4:

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

(a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and

(b) the arrangement conveys a right to use the asset.

According to the Lease Agreement with China Tower, the telecommunication towers and related assets are specific assets, and the agreements have granted the Company, as the lessee, a right to use such assets. As such, the Company concludes that the arrangement to use China Tower’s tower products contains a lease that fall into the scope of IAS 17.

To further illustrate, the Company hereby refers to paragraph 7 and 8 in IFRIC 4:

Although a specific asset may be explicitly identified in an arrangement, it is not the subject of a lease if fulfilment of the arrangement is not dependent on the use of the specified asset. For example, if the supplier is obliged to deliver a specified quantity of goods or services and has the right and ability to provide those goods or services using other assets not specified in the arrangement, then fulfilment of the arrangement is not dependent on the specified asset and the arrangement does not contain a lease.

An asset has been implicitly specified if, for example, the supplier owns or leases only one asset with which to fulfil the obligation and it is not economically feasible or practicable for the supplier to perform its obligation through the use of alternative assets.

Mr. Pacho	- 28 -

The product confirmation note, or the bulk product lease commencement confirmation, is regarded as individual lease agreement, and is signed for each individual New Tower or the Acquired Towers and certain New Towers, respectively. The product confirmation note and the bulk product lease commencement confirmation contain the information of each specific tower asset, which is identified by the specific location, such as the latitude and longitude of the tower asset, as well as an exclusive serial number for each specific tower. As such, the underlying assets of each individual lease agreement are restricted to specific assets. In addition, China Tower has no alternative asset to perform its obligation under the lease agreement as the telecommunication tower and related assets are constructed specifically to support the telecommunications operators to provide telecommunications services. No other assets can be used by China Tower as substitutes to fulfil the obligations under the lease agreement. Therefore, the fulfilment of the lease arrangement is dependent on the use of a specific asset.

To further illustrate, the Company hereby refers to paragraph 9 in IFRIC 4.

An arrangement conveys the right to use the asset if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying asset. The right to control the use of the underlying asset is conveyed if any one of the following conditions is met:

(a) The purchaser has the ability or right to operate the asset or direct others to operate the asset in a manner it determines while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.

The Company has the right to use each telecommunication tower and related assets specified in each individual lease agreement as China Tower is obliged to provide services to fulfil the Company’s specific needs, such as specific technical requirements or spectrums for data transmissions. The Company also owned a significant amount of the utility of the telecommunication tower and related assets, which is the data transmission capability.

Mr. Pacho	- 29 -

In view of the above reasons, the Company concluded that the arrangement to use China Tower’s Tower products contains a lease.

With the conclusion that the arrangement to use China Tower’s products contains a lease, IAS 17 is applied to evaluate whether the lease is an operating lease or finance lease. For details of the analysis, please refer to the Company’s responses to comment 4 in its response letter, dated September 30, 2016, and response to comment 3 in its response letter, dated December 2, 2016.

c)	Please tell us more information about the share rate and how it is used in the lease contract(s). You state that you took into account the share rate of the Tower Assets with the other two Telecom Operators when calculating the present value of minimum lease payments. Notwithstanding the comment above, please further explain how you utilized the share rate in your calculation and your basis for using the share rate to determine the fair value of minimum lease payments. Refer to IAS 17.4.

The share rate represents the degree of telecommunication towers that are shared among the Operators.

According to the pricing basis of the Lease Agreement in relation to the telecommunication towers and related assets as disclosed in the response to comment 1, to promote the sharing of towers among the Operators and leverage the advantage of tower sharing, China Tower offers a 20% to 55% sharing discount rate on the leasing fee of towers to Operators, depending on whether the tower is shared by two or three lessees and whether the lessee is the first occupier.

The Company hereby refers to IAS 17 paragraph 4:

Minimum lease payments are the payments over the lease term that the lessee is or can be required to make, excluding contingent rent, costs for services and taxes to be paid by and reimbursed to the lessor, together with:

(a) for a lessee, any amounts guaranteed by the lessee or by a party related to the lessee; or

(b) for a lessor, any residual value guaranteed to the lessor by:

(i) the lessee;

(ii) a party related to the lessee; or

Mr. Pacho	- 30 -

(iii) a third party unrelated to the lessor that is financially capable of discharging the obligations under the guarantee.

However, if the lessee has an option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised, the minimum lease payments comprise the minimum payments payable over the lease term to the expected date of exercise of this purchase option and the payment required to exercise it.

According to IAS 17 paragraph 4, when calculating the minimum lease payments, the Company needs to take into account the payments over the lease term that it is required to make. As the sharing discount rate will reduce the future lease payments of the tower assets, and in turn, affect the calculation of the minimum lease payments, the degree to which telecommunication towers are shared among the Operators, or the share rate, is an important factor that the Company has considered when calculating the minimum lease payments. The higher the share rate, the higher the aggregate sharing discount, and the lower the minimum lease payments.

d)	Tell us if there is one lease agreement for all of the Tower Assets, or individual leases for each tower.

The Company signed the Lease Agreement with China Tower to determine the overall lease terms of telecommunication towers. On the basis of this Lease Agreement and the respective provincial service agreements signed by the provincial companies of the Company and China Tower, as stated in the response to comment 4(b), there is an individual lease agreement, which is the product confirmation note for individual New Towers or the bulk product lease commencement confirmation for the Acquired Towers and certain New Towers signed by each entity of China Tower and each branch of the Company.

e)	Tell us the degree to which you lease the towers that you previously owned, and whether you also lease any portion of the towers previously owned by China Mobile and China Unicom.

Since the Tower Assets transferred by the Company in the Tower Assets Disposal were already equipped with the Company’s base station equipment, after the Tower Assets Disposal, in order to maintain its service, the Company has leased almost all of the Tower Assets that it previously owned. As the Company has a limited number of towers while it is developing its 4G business, after the Tower Assets Disposal, in order to further improve the 4G network coverage, the Company needs to continue to increase the number of towers leased, including towers that were originally owned by China Mobile and China Unicom and new towers constructed by China Tower.

Mr. Pacho	- 31 -

In addition, as mentioned in the previous paragraph, in order to develop its 4G service and improve its network coverage and obtain discounts from sharing the tower assets, the Company also leases some towers that were previously owned by China Mobile or China Unicom. Following the continuous improvement of the 4G network coverage and the increase in the number of subscribers, this sharing percentage is expected to increase in the future.

f)	Please provide us with an example of a lease contract with China Tower.

Please see Exhibit A of this letter for the Lease Agreement with China Tower.

g)	Please explain how the centralization of the telecommunication assets into China Tower changes your access to your previously owned telecommunication assets as well as telecommunication assets previously owned by others.

Before the Tower Assets Disposal, all telecommunication towers and related assets were constructed and operated by the Company. The Company had to spend a large amount of capital expenditure in order to construct enough telecommunication towers and related assets to improve the coverage and quality of transmission signal. The Company’s staff have to maintain a large amount of telecommunication towers and related assets. The centralization of the telecommunication assets into China Tower does not have significant change to the Company’s access to its previously owned Tower Assets, but it does resolve the cash and staff resources limitation on new towers that the Company previously encountered.

In addition, before the Tower Assets Disposal, the Company bore the significant risks and rewards on towers constructions, including the risk of obsolescence and impairment of towers. After the Tower Assets Disposal, the Company no longer controls the Tower Assets, and does not need to bear the risk of towers constructions. Rather, China Tower takes up the right to determine the construction and operation of the Tower Assets. The Company enjoys the benefits from leasing the Tower Assets and pays the lease fee during the lease period.

After the centralization of the telecommunication assets into China Tower, as explained in the response to comment 4(a), whenever the Company needs a tower, it can raise its demand with China Tower. As long as the asset resources provided by China Tower can fulfil the service needs of the Company, the Company is able to get access to the New Towers or Acquired Towers all over China, and enjoy a sharing discount on leasing fees. The speed of response from China Tower to such tower usage request will be faster than the sharing of resources among the Operators, and the leasing process with China Tower will be quicker than the previous leasing arrangement with other Operators.

Mr. Pacho	- 32 -

h)	Clarify if your lease contracts provide you with the access and use of telecommunication assets that is equitable when compared to your competitors.

The terms of the lease contracts among all three Operators and China Tower are equitable and comparable to each other as they are all prepared under market terms and negotiated on an arm’s length basis. In addition, China Tower cannot unilaterally terminate the lease arrangement with any Operator or give privilege to any single Operator. Based on the market situation and the location of existing tower assets, China Tower will fulfil the needs of all telecommunications operators through New Towers and Acquired Towers. Therefore, the Company believes that the access and use of telecommunication assets is equitable when compared to its competitors.

* * * *

Mr. Pacho	- 33 -

Should you have any questions or wish to discuss the foregoing, please contact Rebecca Wong, by telephone at (+852) 2582-5819, by fax at (+852) 2157-0010 or by email at rebecca.wong@chinatelecom-h.com.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen
Executive Director, Executive Vice President and Joint Company Secretary (performing the functions of the principal financial officer)

cc:	Terry French
Inessa Kessman
(Securities and Exchange Commission)

Jian Liang
Rebecca Wong
(China Telecom Corporation Limited)

Chun Wei
Yeqing Zheng
(Sullivan & Cromwell (Hong Kong) LLP)

Taylor Lam
(Deloitte Touche Tohmatsu)

Exhibit A

CHINA TELECOM CORPORATION LIMITED

and

CHINA TOWER CORPORATION LIMITED

COMMERCIAL PRICING AGREEMENT

This Commercial Pricing Agreement (the “Agreement”) is entered into by and between the following two parties on 8 July 2016 in Beijing, China:

(1)	China Telecom Corporation Limited, a joint stock limited company incorporated under the laws of the People’s Republic of China with limited liability (“Party A” or “China Telecom”), whose registered office is at 31 Jinrong Street, Xicheng District, Beijing, and whose legal representative is Yang Jie;

(2)	China Tower Corporation Limited, a joint stock company with limited liability incorporated under the laws of the People’s Republic of China (“Party B” or “China Tower”), whose registered office is at 19/F, 73 Fucheng Road, Haidian District, Beijing, and whose legal representative is Liu Aili;

(together, the “Parties” and, individually, a “Party”).

WHEREAS:

On 14 October 2015, China Mobile Communication Corporation Limited and its 31 subsidiaries, China United Network Communications Corporation Limited and its one subsidiary, China Telecom, China Reform Holdings Corporation Limited and China Tower entered into the Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, and China Mobile Communications Corporation and its 24 subsidiaries, China United Network Communications Group Company Limited and its seven subsidiaries, China Telecommunications Corporation and its 11 subsidiaries and China Tower entered into the Agreement on Transfer of Existing Telecommunications Towers and Related Assets. Under the aforementioned agreements, Party A and its subsidiaries shall transfer their then-owned telecommunications towers and related assets (the “Acquired Tower Assets”) to China Tower.

THEREFORE, upon amicable consultations, the Parties hereby agree on the leasing and settlement of the tower products, indoor distribution products, transmission products and service products as follows:

Article 1	The pricing of tower products, indoor distribution products, transmission products and service products is subject to Annex 1 Product Catalogue and Pricing of the Agreement (see Annex 1 to the Agreement for details).

Article 2	The Parties shall require and procure their respective subsidiaries or branches at the provincial level to enter into agreements consistent with the template of the Provincial Service Agreement set forth in Annex 2 to the Agreement, pursuant to which Party B shall provide tower products, indoor distribution products, transmission products and service products to the subsidiaries of Party A.

Article 3	The agreements between the Parties with respect to the product catalogue and pricing of tower products, indoor distribution products, transmission products and service products shall be governed by this Agreement, which shall prevail over any and all prior oral or written consultations, agreements and arrangements between the Parties. Matters not specified in the Agreement shall continue to be governed by other agreements or arrangements between the Parties.

Article 4	The Agreement shall become effective from the date when it is executed by the legal representatives or authorized representatives and stamped with the respective corporate seals of the Parties.

Article 5	The Agreement is written in Chinese and shall be executed simultaneously in six counterparts, each of which shall be deemed to have the same binding legal effects. Each Party shall hold three copies.

(No text below and the signature pages to the Commercial Pricing Agreement between China Telecom Corporation Limited and China Tower Corporation Limited (Ref. No. [    ]) to follow)

Party A: China Telecom Corporation Limited (chop)
Legal representative (or authorized representative)
/s/ KE Ruiwen

Party B: China Tower Corporation Limited (chop)
Legal representative (or authorized representative)
/s/ TONG Jilu

Annex 1: Product Catalogue and Pricing

Annex 2: Provincial Service Agreement (I)

Annex 1

Product Catalogue and Pricing

Notes:

1.      Scope of Application

This Annex is applicable to the pricing of all tower products, indoor distribution system products (hereinafter referred to as indoor distribution products), transmission products and services products for which China Tower provides services.

2.      Effective Date

This Annex shall come into effect on the same date as the Commercial Pricing Agreement. The agreements between the Parties on the catalogue and pricing with respect to the tower products, indoor distribution products, transmission products and service products shall be subject to this Annex, which shall also prevail over any prior oral or written consultation, agreements and arrangements between the Parties in this regard.

With respect to the products which China Tower had delivered and provided services for prior to the effective date of this Annex, the terms under this Annex shall be applied retrospectively from their commencement dates confirmed by the Parties’ subsidiaries or branches at the municipal level (“municipal companies”).

3.      Other Notes

Financial expenses incurred by China Tower, which shall be borne by China Tower, are not presented in the pricing formula.

I.	Tower Products

(i)	New Tower Products

1.	Product Catalogue and Standard Configuration of the Basic Product Unit

(1)	Product Catalogue

The tower products provided by China Tower include ground base towers and building base towers. The ground base towers include regular ground base towers, landscape towers and simplified towers; building base towers include regular building base towers and floor holding poles. These products are further classified by mounting height. Each mounting height can be divided into five combinations in accordance with the different equipment rooms and facilities: (1) tower + self-owned equipment room + facilities; (2) tower + rented equipment room + facilities; (3) tower + integrated cabinet + facilities; (4) tower + RRU remote + facilities; and (5) tower (without equipment room and facility).

Table 1: Tower Catalogue

Category	Type	Definition	Mounting Height (m)Note
Ground Base Towers	Regular Ground Base Towers	Various single-pipe towers, angle-steel towers, three-pipe towers, four-pipe towers and other towers that have platforms and at least six antennas can be installed at the same horizontal height	H<30
30≤H<35
35≤H<40
40≤H<45
45≤H≤50

	Landscape Towers	Various landscape towers, transmission poles, ground heightened stents, and various simplified towers with height above 20 meters (excl.), that have no platform and only three antennas can be installed at the same horizontal height	H<20
20≤H<25
25≤H<30
30≤H<35
35≤H≤40

	Simplified Towers	Municipal street lamp posts, cement poles, H posts, supporting posts, guyed supports and other towers, with the height lower than 20 meters (incl.)	H≤20

Building Base Towers	Regular Building Base Towers	Various building base towers such as heightened stents, guyed masts, floor camouflage towers, camouflage covers, that are built on the building floors	–
	Floor Holding Poles	Wall-attached or weight-countered holding poles, etc.	–

Note 1:	Antenna mounting height refers to the vertical height from the highest point at which the antenna support pole or platform touches the tower to the ground. The angle-steel towers, single-pipe towers, three-pipe towers and other towers mounted on the buildings (excluding base station equipment rooms) are defined as regular ground base towers according to the similar cost principle, and their antenna mounting height refers to the vertical height from the highest point at which the antenna support or platform touches the tower to the floor.

Note 2:	In the event that several telecom companies demand the products of the same mounting height at the same time, the Parties’ municipal companies shall negotiate the allocation of products of the same mounting height among multiple station sites on a rotating basis.

Note 3:	The definition of the camouflage (covers) provided by China Tower is regular building base towers, and the definition of the camouflage (covers) provided by telecom companies is floor holding poles.

Note 4:	Non-standardized products that cannot be categorized into in the above product catalogue according to product definitions shall be matched per similar cost principle.

(2)	The Standard Configuration of the Basic Product Unit

A basic product unit for a tower product is the utilization space for three antennas (one system). The standard configuration of the carried equipment within a basic product unit is set forth in the table below:

Table 2: The Standard Configuration of the Basic Unit of Tower Products

Item of Product Configuration	Basic Configuration
	Regular Ground Base Towers	Landscape Towers	Other Products
Number of Radio Frequency Antennas	3	3	3
Number of Systems	1	1	1
Length of a Single Antenna	2 meters	2 meters	2 meters
Number of Holding Poles	3	3	3
Installation Space of RRU	3	3	3 (not in the top of the tower)
Installation Space of Equipment	Tower + equipment room + facilities: One equipment frame (sharable)

Tower + integrated cabinet + facilities: Two integrated cabinets (sharable)

Tower + RRU remote + facilities: One integrated cabinet (sharable)

Back-up Power Supply Assurance	To provide three-hour back-up battery assurance for master devices and 10-hour for transmission devices. If extra investment is incurred in relation to 10-hour back-up duration for transmission devices, the Parties’ subsidiaries shall negotiate and charge separately according to the pricing formula of tower products.

Note 1:	The tower models and configuration of products provided by China Tower shall be determined upon the actual surroundings by the design institute according to the distribution interfaces in the Customer Services Standard (Trial). For tower + RRU remote + facilities, China Power shall provide RRU back-up batteries and AC/DC modules. In the case of construction using the DC remote supply method, China Tower shall provide DC remote supply devices. The related expenses shall be separately calculated and charged according to the construction costs previously determined by the Parties with reference to the pricing method for electricity input.

Note 2:	In principle, a set of base station devices used by telecom companies, including base band, radio frequency, control and other functional modules, if deployed on a successive frequency band adopting corresponding telecommunication technical standards, shall be deemed as a set of “system”. In the case that the same set of devices are adopted, if systems are enlarged without enlarging their occupied space, such devices can be deemed as a set of “system”.

Note 3:	In principle, the total windward area, weight, and single-system power of one antenna and one RRU shall not exceed 0.8 square meter, 47 kilograms and 1.5KW, respectively.

Note 4:	China Tower shall provide the space for installing one standard transmission frame according to the type of equipment rooms. In principle, the maximum dimensions of one transmission frame for telecom companies are 600mm×600mm×2.2m. Equipment frames and integrated cabinets shall be provided by China Tower.

Note 5:	Entrusted by telecom companies, when providing tower products, China Tower shall concurrently coordinate the construction of, or construct, public manholes in front of entrances and exits within the red line and routers drawing up at stations (except for building base towers, only the routers drawing up at stations) on behalf of telecom companies. The expenses related to such construction and coordination shall be priced either by referencing transmission products or directly settled between the telecom companies and the resource owners with the coordination of China Tower, or determined and settled by the Parties’ subsidiaries or branches upon mutual consultation.

Note 6:	In the event that the back-up power supply exceeds the standard configuration, fees shall be calculated and charged according to the price of extra battery assurance products (RMB400/hour/system/year). In other circumstances where the standard configurations are exceeded, the Parties’ subsidiaries or branches shall negotiate and determine the related charges according to the markup margin method with reference to the pricing formula of tower products wherein the parameters such as depreciable life and markup margin rate shall be consistent with those stated in the pricing formula for tower products.

2.	Product Pricing

(1) Pricing Formula

Base price = (S	standard construction cost ①	× (1+ depletion rate ③) + maintenance cost ④) × (1+ markup margin rate ⑤)
depreciable life ②

Product price =	base price × (1- sharing discount rate 1⑧) + (site cost ⑥ + electricity connection cost ⑦) × (1- sharing discount rate 2⑧)

Notes:

①	Standard construction cost shall include the expenses for materials, construction, designing, supervision, crop compensation and others in relation to towers (including heighten stents, masts and rooftop holding poles), equipment rooms (including integrated cabinets, necessary bounding or retaining walls and fences if permitted), facilities (including AC/DC distribution boxes, combined switching power supplies, three-hour back-up batteries, air conditioners, the power and environment supervision systems for mobile communication (“PESM”), anti-thunder counterpoises, standard racks, cabling racks, feeder windows, lighting, firefighting, and the like). China Tower shall entrust the designers to determine the standard construction costs of various products subject to the wind pressure of 0.45KN/m2 and in accordance with the replacement cost method, as shown in the following table:

Table 3: Standard Construction Costs of Tower products

Product Category	Product Type	Mounting Height (m)	Standard Construction Cost Note (RMB 10 Thousands)
			Tower + Self-owned Equipment Room + Facilities	Tower + Rented Equipment Room + Facilities	Tower + Integrated Cabinet + Facilities	Tower + RRU Remote + Facilities	Towers without Equipment Room or Facilities
Ground Base Towers	Regular Ground Base Towers	H<30	27.2064	23.3564	21.3095	19.1371	15.8902
		30≤H<35	29.6595	25.8095	23.7626	21.5902	18.3433
		35≤H<40	32.9920	29.1420	27.0951	24.9226	21.6758
		40≤H<45	36.8090	32.9590	30.9121	28.7396	25.4928
		45≤H≤50	41.2877	37.4377	35.3908	33.2183	29.9715

	Landscape Towers	H<20	18.9308	15.0808	13.4414	12.0341	8.7872
		20≤H<25	21.4657	17.6157	15.9764	14.5691	11.3222
		25≤H<30	23.5495	19.6995	18.0601	16.6528	13.4060
		30≤H<35	28.3960	24.5460	22.9067	21.4994	18.2525
		35≤H≤40	31.0728	27.2228	25.5834	24.1761	20.9292

	Simplified Towers	H≤20	14.0700	10.2200	8.5806	7.1733	3.9264

Building Base Towers	Regular Building Base Towers	–	14.0688	10.3688	8.7294	7.3221	4.0753

	Floor Holding Poles	–	11.2042	7.5042	5.8648	4.4575	1.2107

Note 1:	The equipment rooms in the tower + self-owned equipment room + facilities combination includes brick-concrete, color-steel and other kinds of equipment rooms (excluding rented equipment rooms), and their construction cost shall be determined according to the above table.

Note 2:	RRU remote refers to the situation where the master devices such as BBUs of the telecom companies are not put in China Tower’s equipment rooms.

Note 3:	In the event that the telecom companies actually use tower products which do not belong to any of the above standard configured tower products, the price shall be determined subject to the standard construction cost of the actual type of towers, equipment rooms and corresponding facilities (see Schedule 1 and Schedule 2 hereto for details) and the pricing formula for tower products.

Note 4:	All of the above standard construction costs exclude taxes (all construction prices and costs provided in this Annex exclude taxes, and similarly hereinafter).

②	Depreciable life shall be the rounded-up of the average depreciable life of the corresponding assets of the three telecom companies, namely, the depreciable life of towers is 10 years, the depreciable life of a self-owned equipment room in a ground base tower is 20 years, the depreciable life of a self-owned equipment room in a building base tower is 6 years, the depreciable life of a rented equipment room and an integrated cabinet is 6 years, and the depreciable life of facilities is 6 years.
③	Depletion rate shall be 2% per year, including relocation, overhaul and damage, etc.
④	Maintenance cost shall be RMB3,770 per year tentatively, and shall include the fees for the outsourced maintenance, repair and consumable items. The basic maintenance cost shall be adjusted and re-determined in accordance with the market-oriented bidding and procurement results corresponding to the maintenance particulars and quality indicators jointly confirmed by the respective subsidiaries or branches at the provincial level (“provincial companies”) of the three telecom companies and China Tower. The maintenance cost incurred prior to the bidding and procurement process shall be retrospectively adjusted according to the pricing formula. The Parties’ subsidiaries or branches can consult upon the timetable of the bidding taking into account their actual conditions, and the standard fee of RMB3,770 per year shall no longer be enforced after such market-oriented bidding and procurement process.
⑤	Markup margin rate shall be 15% for the compensation of the management expenses, personnel expenses and other expenses of China Tower.
⑥	Site Cost shall be calculated by station site, including site rent, one-off slotting fees and coordination costs, land requisition expenses incurred associated with China Tower’s offering products and services to the telecom companies. The respective provincial companies of China Tower and the telecom companies shall negotiate and determine the fees on a lump-sum basis according to the rents provided in the lease agreements under relevant scenarios by the telecom companies in 2014 and by China Tower in 2015.

In the event that the Parties are unable to determine the lump-sum fees, the Parties’ provincial companies shall agree upon a transition period, during which the fees shall be charged in accordance with actual expenses incurred on an itemized basis. Particularly, the one-off slotting fees, coordination costs, land requisition expenses and others shall be amortized according to the depreciable life of towers of 10 years.

⑦	Electricity connection cost shall be negotiated by the Parties’ provincial companies and they shall choose to adopt the lump-sum or itemized basis. Specific costs shall be calculated by the following formula:

Electricity connection cost	=	construction cost	×	(1 + markup margin rate)
depreciable life

wherein:

Construction cost shall be determined by the Parties’ provincial companies: (i) if opting the pricing method on a lump-sum basis, based on the actual construction cost of the electricity connection facilities under the various scenarios incurred by the telecom companies in 2014 and by China Tower in 2015; or (ii) if opting the pricing method on an itemized basis, based on the actual construction costs incurred in the project.

Depreciable life shall be 10 years according to the average depreciable life of the electricity connection assets of the three telecom companies.

Markup margin rate shall be 5%.

The above formulas are applicable to the electricity connection by means of solar energy, wind power or wind-solar hybrid, in the pricing formulas for which the depreciable life shall be determined by the Parties’ subsidiaries or branches according to the average depreciable life of similar assets of the three telecom companies.

The maintenance cost of electricity connection facilities shall be included in the tower products’ maintenance cost, which the Parties’ provincial companies shall take into account in the bidding and procurement process for the maintenance of tower products.

⑧	Sharing discount rate: where the same station site is used and the relevant facilities are shared by more than one telecom company, a sharing discount shall be applied. The scope of sharing discount extends to base prices, site cost and electricity connection costs in relation to tower products. The commencement date of a sharing discount shall be the commencement date of the new occupier’s service term.

Table 4: Sharing Discount Rate 1 (Sharing Discount Rate for Base Price)

	Sole User	Shared by Two Companies	Shared by Three Companies
First-Occupier Lessee	—	25% discount	35% discount
Other Lessees	—	20% discount	30% discount

Table 5: Sharing Discount Rate 2 (Sharing Discount Rate for Site Cost and Electricity Connection Costs)

	Sole User	Shared by Two Companies	Shared by Three Companies
First-Occupier Lessee	—	45% discount	55% discount
Other Lessees	—	40% discount	50% discount

Note 1:	The first-occupier lessee refers to the former owner of the tower, in the case of an Acquired Tower, or the first basic telecom company that exclusively occupies the tower, in the case of a New Tower. For the avoidance of doubt, the first-occupier lessee of a New Tower is the first basic telecom company that exclusively occupies the New Tower, the commencement date of the relevant service term for which is prior to the dates of the Product Confirmation Orders entered into by other telecom companies who later occupy such tower.

Note 2:	Because the relevant costs in the base prices will increase along with the increase in the number of sharing parties, the actual discount of the base prices is lower taking into account the increased costs.

In principle, as for the station sites with existing equipment rooms, the telecom companies who later occupy shall not use the construction model of integrated cabinets.

In the event that more than one telecom company uses the same station site without sharing the relevant facilities (including equipment rooms and facilities under the towers constructed by means of RRU remote by certain telecom companies), only the part which is shared shall enjoy the sharing discount. The basic price for the sharing discount to be applied shall be determined according to the standard construction costs set forth in the table below and the pricing formula for tower products. In the pricing formula, the maintenance cost shall be determined by either calculating the percentage of its construction cost in the standard construction cost for corresponding tower products on the basis of the maintenance cost for tower products to be determined by the relevant provincial companies, or upon mutual consultation between the Parties’ provincial companies.

Table 6: Standard Construction Costs of Various New Towers in Partial Sharing:

Product Category	Product Type	Mounting Height (m)	Standard Construction Costs of Relevant Configurations in Partial Sharing (RMB 10 Thousands)
			Towers without Equipment Room or Facilities	Self-Owned Equipment Room + Facilities	Rented Equipment Room + Facilities	Integrated Cabinet + Facilities	RRU Remote + Facilities
Ground Base Towers	Regular Ground Base Towers	H<30	15.8902	11.3162	7.4662	5.4193	3.2469
		30≤H<35	18.3433	11.3162	7.4662	5.4193	3.2469
		35≤H<40	21.6758	11.3162	7.4662	5.4193	3.2469
		40≤H<45	25.4928	11.3162	7.4662	5.4193	3.2469
		45≤H≤50	29.9715	11.3162	7.4662	5.4193	3.2469

	Landscape Towers	H<20	8.7872	10.1435	6.2935	4.6542	3.2469
		20≤H<25	11.3222	10.1435	6.2935	4.6542	3.2469
		25≤H<30	13.4060	10.1435	6.2935	4.6542	3.2469
		30≤H<35	18.2525	10.1435	6.2935	4.6542	3.2469
		35≤H≤40	20.9292	10.1435	6.2935	4.6542	3.2469

	Simplified Towers	H≤20	3.9264	10.1435	6.2935	4.6542	3.2469

Building Base Towers	Regular Building Base Towers	–	4.0753	9.9935	6.2935	4.6542	3.2469

	Floor Holding Poles	–	1.2107	9.9935	6.2935	4.6542	3.2469

Note: In the event that the telecom companies construct by means of the RRU remote and deploy BBU together in China Tower’s equipment rooms, the first set of BBU + RRU shall be priced according to the RRU’s corresponding towers and BBU’s corresponding equipment room + facilities, while the rest of the RRU shall be priced according to its corresponding tower + RRU remote + facilities. If the facility space for BBU expands, it shall be priced 10% of the base price of RRU. Sharing discounts shall apply in accordance with the sharing status in the actual usage.

(2)	Adjustment of the Standard Construction Costs

Considering that the construction costs vary in different provinces of China, the 31 provinces are divided into four categories. The following coefficients shall be applied to the adjustment of construction costs based on the national Standard construction costs:

Category 1: Inner Mongolia, Liaoning, Jiangsu, Jilin, Zhejiang, Sichuan, Heilongjiang, Anhui, Henan, Shanxi, Guangxi, Fujian, Hunan, Hubei, Gansu, Guangdong, Hainan and Xinjiang, 18 provinces in total, for which the adjustment coefficient is 1.0;

Category 2: Hebei, Chongqing, Shandong, Shaanxi, Jiangxi, Guizhou and Yunnan, 7 provinces in total, for which the adjustment coefficient is 0.9;

Category 3: Beijing, Tianjin and Ningxia, 3 provinces in total, for which the adjustment coefficient is 1.1;

Category 4: Shanghai, Tibet and Qinghai, 3 provinces in total, for which the adjustment coefficients are 1.86 for Shanghai, 2.38 for Tibet and 1.26 for Qinghai, respectively, consistent with the pricing of Acquired Towers.

Constructions in response to the demands of stations on the mountains or islands, camouflage stations (including camouflage trees) and micro stations shall be carried out in a customized manner. The Parties’ municipal companies shall estimate the construction costs in prior consultation, which shall be applied to the pricing formula for tower products. Such constructions may begin only after the prices are determined. The pricing parameters in the pricing formula other than standard construction costs shall be consistent.

In addition to the above-mentioned coefficient, the Parties’ municipal companies shall adjust the construction costs of towers (including the tower bases and bodies) built in areas other than those within 0.45KN/m2 wind pressure regions according to the design institute’s actual wind pressure design with reference to the 50-year-return-period wind pressure distribution diagram published by the national authorities. See Schedule 1 for the specific adjustments.

(3)	Pricing Rules for Additional Antennas or Systems

Three antennas (one system) form a basic product unit of tower products. The pricing shall be calculated as one product unit in the case that there is less than one product unit.

Where there is more than one basic product unit:

(a)	For regular ground base towers, the price shall be calculated based on one product unit for six antennas (two systems) or less. In the case of more than six antennas (two systems), every three additional antennas (one system) shall be charged at 30% of a product unit.

(b)	For the other tower products, every three additional antennas (one system) shall be charged as 30% of a product unit.

(c)	Where there are additional systems but no antennas in addition to the standard configurations, every additional system which expands facility space shall be charged at 10% of a product unit.

(4)	Pricing Rules for Others

(a)	With regard to the landscape towers, if the basic telecom companies opt not to install the RRU onto the towers, a 2% discount shall be applied to the base prices.

(b)	When the telecom companies mount microwaves and WLAN APs, the price of an end microwave shall be charged as 0.3 product unit of the corresponding tower products; three sets of WLAN antennas shall be charged as 0.1 product unit of the corresponding tower products, and sharing discounts shall be applied.

(c)	The environmental impact assessment costs for the New Towers are not included in the standard construction costs due to the substantial variations by geographic region. China Tower can be entrusted by the telecom companies and organize its customers to engage in (i) the EMF environmental impact assessment and approval and (ii) the environmental protection review and approval upon the acceptance in relation to the construction projects of mobile telecommunication base stations. The related expenses shall be shared by the subsidiaries of the telecom companies and directly settled with the third-party institutions carrying out the environmental impact assessment, or the Parties’ subsidiaries shall determine the settlement upon consultation.

(d)	In special cases beyond standardized configurations, the Parties’ subsidiaries shall negotiate and determine the relevant pricing standards using the markup margin method and taking into account additional costs actually incurred with reference to the pricing formula for tower products, wherein the parameters, such as depreciable life and markup margin rate, shall be consistent with those parameters in the pricing formula for tower products.

(ii)	Acquired Tower Products

The Acquired Towers refer to all tower products constructed by the telecom companies and transferred to China Tower (subject to the Parties’ Asset Handover Confirmation List). Other tower products shall hereafter be deemed New Towers.

The pricing for the Acquired Towers shall be applicable to the former owners of the Acquired Towers, the telecom companies which started to share the Acquired Towers prior to October 31, 2015 (hereinafter referred to as the “Existing Sharing Parties”) and the basic telecom companies who subsequently started to share the Acquired Towers transformed by China Tower (hereinafter, the “New Sharing Parties”).

1.	Product Catalogue and Standard Configuration of the Basic Product Unit

The product catalogue and definitions, the definition of product unit, the standard configuration of the basic product unit and other specifications of the Acquired Towers shall be consistent with those applicable to the New Towers, namely, the product catalogue applicable to the New Towers shall be applied to all Acquired Towers. The backup power supply assurance duration is subject to the actual backup duration as at handover of the acquired assets. The specific service standards shall be negotiated by the Parties.

2.	Product Pricing

(1)	Pricing Formula

Base price =	(S	standard construction cost of New Towers depreciable life of New Towers	× discount rate ① × (1+ depletion rate ②) + maintenance cost ③)

× (1+ markup margin rate ④)

Product price = base price × (1- sharing discount rate 1 ⑥) + site cost ⑤ × (1- sharing discount rate 2 ⑥)

Notes:

①	The formula for the discount rate is as follows:

Discount rate =	S appraised value / depreciable life of Acquired Towers
S(S standard construction cost of New Towers of the sub-category / depreciable life of New Towers × percentage of similar products of Acquired Towers) × number of Acquired Towers

Wherein, in respect of the depreciable life of acquired assets, the depreciable life of batteries and other supporting facilities shall be determined subject to their remaining depreciable life, and the depreciable life of the towers, equipment rooms, air-conditioners, electricity connection and other assets shall be determined subject to the depreciable life of similar New Towers.

See Schedule 3 for the adjustment coefficients applicable to each province. The adjustment coefficients therein are applicable to all Acquired Towers, except that the wind pressure adjustment coefficient and the newly constructed regional coefficient shall not be taken into account.

No separate electricity connection cost will be charged for the Acquired Towers. Before the commencement date when electricity services are charged on a lump-sum basis, if the telecom companies require an alternation in power supply from DC to AC, or from high voltage to low voltage, for the Acquired Towers, the electricity connection cost shall be simultaneously adjusted to the electricity connection prices applicable to the corresponding New Towers and charged separately.

②	Depletion rate shall be the same as that of the New Towers.
③	Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items, and shall be jointly determined by the Parties’ provincial companies upon mutual consultations in accordance with existing contracts or the market-oriented bidding and procurement results.
④	Markup margin rate shall be the same as that of the New Towers for compensating the management expenses, personnel expenses and other expenses of China Tower.
⑤	Site cost shall be calculated by station site, including the remaining pre-amortization cost of the site rent, land requisition expenses and other one-time expenses. The site lease agreements with respect to the Acquired Towers were executed by the telecom companies, the rent of which will be uncertain upon the expiration of such agreements. Therefore, the rent shall be determined on an itemized basis in line with the rent provided in the original site lease agreements prior to expiration of such contracts. The one-time land requisition expenses paid by telecom companies shall be determined on an itemized basis in accordance with the remaining pre-amortization value as of the asset appraisal date.

Upon the expiration of the site lease agreements, or if no such agreements exist, the site cost shall be negotiated and determined by the Parties’ provincial companies on an itemized basis according to the renewed agreements and remaining pre-amortization costs, or on a lump-sum basis for certain scenarios.

The site cost for sites where the rent is tentatively uncertain shall be determined by the Parties’ provincial companies upon mutual consultation. In case the actual site cost deviates from the consulted cost, the cost shall be retrospectively adjusted.

⑥	Sharing discount rates and rules shall be the same as those applicable to the New Towers.

For the New Sharing Parties: They shall be charged based on the “same tower same price” principle. The base price and site cost for the New Sharing Parties shall be based on the prices of the Acquired Towers located at the same station and shall enjoy the sharing discount. No electricity connection fee shall be charged separately. The electricity connection switching expenses which are incurred by any newly added product unit or New Sharing Party shall be calculated according to the electricity connection pricing formula for the New Towers and paid separately by the New Sharing Parties.

For the Existing Sharing Parties: Prior to 2018, they will be charged at 30% of each of the base price and the site cost. The former owner shall be entitled to the first-occupier discount for the base price, with the site cost to be charged at 70% (if there are two lessees) or 40% (if there are three lessees). When the third party starts sharing the Acquired Tower, the prices for the Existing Sharing Parties shall remain unchanged; the former owner shall be entitled to the first-occupier discount (namely, to be charged at 65% of the base price and 45% of the site cost). However, effective from January 1, 2018, the pricing rules applicable to the Existing Sharing Parties shall be the same as those applicable to the New Sharing Parties.

In the event that multiple telecom companies share the same station site of the Acquired Tower without sharing the relevant acquired facilities, only the shared parts shall enjoy the sharing discount, and the price basis for the sharing discount shall be determined according to the pricing formula for the Acquired Towers.

(2)	Pricing of Additional Antennas or Systems

Prior to the Completion Date (October 31, 2015), all product units constructed by telecom companies on the Acquired Towers shall be deemed as a whole and priced at the base price of the product unit with the highest antenna mounting height on the relevant Acquired Towers.

The newly added product unit of the Acquired Towers (including the product units constructed and added by China Tower prior to the Completion Date) shall be priced the base price of the corresponding product unit of the Acquired Towers. Every additional three antennas (one system) shall be charged at 30% of the price for a product unit and every one additional system (excluding the antennas) which expands facility space shall be charged at 10% of the price for a newly added product unit.

3.	Service Commencement Date of the Acquired Towers

The service commencement date of the Acquired Towers (also for the Existing Sharing Parties) is November 1, 2015. The lease and settlement arrangements with the basic telecom companies that started sharing the Acquired Towers transformed by China Tower prior to November 1, 2015 shall be agreed separately.

II.	Indoor Distribution Products

(i)	Product Catalogue and Standard Configuration of Basic Product Units

1.	Product Catalogue

The indoor distribution products provided by China Tower include building distribution products and tunnel distribution products. The building distribution products include indoor distribution products in commercial buildings and large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.). The tunnel distribution products include indoor distribution products in subway tunnels (including subway platforms) and railway tunnels.

Table 7: Indoor Distribution Product Catalogue

Product Category	Product Scenario	Pricing Unit	No. of Systems
Building distribution products	Commercial buildings	m2	2 sets
	Large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.)	m2	2 sets

Tunnel distribution products	Subway tunnels (including subway platforms)	km	2 sets
	Railway tunnels	km	2 sets

2.	Standard Configuration of an Indoor Distribution Product Unit

With regard to the indoor distribution products, two sets of systems form a basic product unit. The standard configuration of devices in a basic product unit is set forth in the following table:

Table 8: Standard Configuration of an Indoor Distribution Product Unit

Item of Product Configuration	Basic Configuration
	Building Distribution Products	Tunnel Distribution Products
Distribution System	POI or combiner + passive antenna feeder distribution system (feeder line + passive device + indoor antenna)	POI or combiner + leakage cable distribution system

Space for Signal Source Installation	1 RRU/system/POI or combiner	1 RRU/system/POI or combiner

Space for Equipment Installation	1 BBU device/system + 1 transmission device	1 BBU device/system + 1 transmission device

Back-up Power Supply	To provide 1-hour back-up battery assurance for BBUs and 10-hour back-up battery assurance for transmission devices according to the actual installation conditions. If extra investment is incurred due to the provision of 10-hour backup battery assurance for transmission devices, the Parties’ subsidiaries shall negotiate and charge separately according to the pricing formula of indoor distribution products.

Note 1:	Indoor distribution products shall be constructed by means of double cables using combiners when constructed by one company and POI and high-quality components when jointly constructed by two or more companies.

Note 2:	China Tower will, upon request, subject to actual environment and demands, provide the equipment rooms (or cabinets), switching power supply, AC/DC distribution units, PESM, air conditioners, fire equipment and grounding & lightning protection systems, etc.

Note 3:	As entrusted by the telecom companies, China Tower will coordinate public manholes in front of entrances and exits within the red line and routes drawing up at stations when providing indoor distribution products. Related expenses shall be directly settled by the telecom companies and the resource owners.

Note 4:	If the cascading method is used for the RRU, the space for multiple RRU installations can be provided. In other circumstances beyond the standard configurations, the Parties’ subsidiaries or branches shall negotiate and determine the price by means of markup margin method with reference to the pricing mechanism for indoor distribution products, wherein the parameters such as the depreciable life, markup margin rate and others shall be consistent with those in the pricing scheme for indoor distribution products.

(ii)	Pricing

1.	Pricing Formula for Indoor Distribution Products in Commercial Buildings

Base price = (S	standard construction cost ① depreciable life ②	× (1 + depletion rate ③) + maintenance cost ④) × (1+ markup margin rate ⑤)

Product price = (base price × covering construction area + site cost ⑥) × (1 - sharing discount rate)

Notes:

①	Standard Construction Cost:

The standard construction cost for indoor distribution products in commercial buildings includes the expenses for distribution systems, ancillary facilities, municipal electricity connection and others. China Tower shall entrust a third-party design institute and determine the standard construction cost with respect to the construction using POI, high-quality components and double cable. Such standard construction cost is set forth in the table below.

Table 9: Standard Construction Cost of Indoor Distribution Products in Commercial Buildings

Product Category	Product Scenario	Pricing Unit	No. of Systems	Standard Construction Cost
Building distribution products	Commercial buildings	m2	2 sets	RMB16.24/m2

Under the following two circumstances, certain adjustments shall be applied to the standard construction cost of indoor distribution products in commercial buildings:

(a)	where the landlord requires the use of galvanized steel pipes and wiring bridges/frames for constructing indoor distribution products:

Construction cost = standard construction cost × special adjustment coefficient

Wherein: the special adjustment coefficient is fixed at 1.3.

(b)	where there are significant differences between the actual construction cost and the standard construction cost:

When the actual construction cost deviates from the standard construction cost by ±15% due to certain objective reasons, the Parties’ municipal companies shall negotiate and apply the pricing formula for indoor distribution products to the indoor distribution products in commercial buildings based on the actual construction cost. The parameters shall be the same except the standard construction cost. The aforementioned objective reasons include, but are not limited to, using optical fiber distribution systems or some special requirements for equipment and materials from the landlord or other situations.

Under the above cases, the Parties’ subsidiaries shall negotiate the estimated construction cost. The construction may begin after the price is determined based on the agreed construction cost and pricing formula for indoor distribution products.

②	The depreciable life is seven years.
③	Depletion rate is fixed at 2%, including overhaul and damages.
④	Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items. In accordance with the maintenance particulars and standards, China Tower determines the maintenance cost as RMB0.2/year/m2, wherein the expenses for outsourced maintenance is RMB0.12/year/m2 and the expense for repair and consumable items is RMB0.08/year/m2. The maintenance cost shall be adjusted according to the maintenance particulars and quality indicators jointly confirmed by the provincial companies of the three telecom companies and China Tower as well as the bidding results. The base price shall be recalculated. The maintenance cost incurred prior to the bidding and procurement process shall be retrospectively adjusted according to the pricing formula. In principle, such bidding and procurement process should be completed before March 1, 2016 and the standard of RMB0.2/year/m2 will no longer be enforced. The Party’s subsidiaries shall negotiate the specific bidding date based on actual situations.
⑤	Markup margin rate is fixed at 15% and used to compensate the management expenses, personnel and other costs of China Tower.
⑥	Site cost includes the expenses for site rent, one-off slotting allowances and coordination expenses incurred when China Tower provides products and services for the telecom companies. The Parties’ provincial companies shall negotiate and determine the pricing on a lump-sum or itemized basis.

If pricing is on a lump-sum basis, the Parties’ provincial companies shall negotiate and determine the standard site cost according to the price in the leasing contracts entered into by the telecom companies in 2014 and by China Tower in 2015.

If pricing is on an itemized basis, the Parties’ municipal companies shall determine the price on an itemized basis in accordance with the actual situations. The one-off slotting allowances and coordination expenses shall be amortized according to the depreciable life of seven years for indoor distribution products.

In order to cut costs and enhance efficiency, the Party’s provincial companies can negotiate and decide to price the indoor distribution products in the buildings on a lump-sum basis within the province or municipality.

2. Pricing Formula for Other Indoor Distribution Products

Other indoor distribution products include distribution products in large stadiums and subways (including subway platforms), as well as railway tunnels. Such products shall be priced on an itemized basis.

Base price = (S	construction cost ① depreciable life ②	× (1 + depletion rate ③) + maintenance cost ④) × (1 + markup margin rate ⑤)

Product price = (base price + site cost ⑥) × (1- sharing discount rate)

Notes:

①	Construction cost:

The construction cost of other indoor distribution products shall be determined according to the actual construction cost incurred in the relevant project, including the construction cost for the distribution systems, ancillary facilities, municipal electricity connection and other items.

②	Depreciable life shall be the average depreciable life of the same assets of the three telecom companies, among which the depreciable life for the distribution system is seven years.
③	Depletion rate is fixed at 2%, including overhaul and damages.
④	Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items, and shall be determined based on the actual bidding price with the maintenance particulars and quality indicators jointly confirmed by the provincial companies of the three telecom companies and China Tower.
⑤	Markup margin rate is fixed at 15% and used to compensate the management expenses, personnel and other costs of China Tower.
⑥	Site cost:

The Parties’ subsidiaries or branches shall determine the pricing for site cost on an itemized basis due to the significant differences on site cost of indoor distribution products for large stadiums, subways and railway tunnels. Site cost includes the expenses for site rent, one-off slotting allowances and coordination expenses incurred when China Tower provides products and services for the telecom companies. The one-off slotting allowances and coordination expenses shall be amortized according to the depreciable life of seven years for indoor distribution products.

3. Calculation Method for Product Units Numbers

With regard to the indoor distribution products, every two sets of systems are deemed as a basic product unit. Less than one basic product unit shall be charged as one product unit.

Where there is more than one basic unit, every one set of newly added system shall be charged at 10% of the price for one basic product unit.

In principle, the telecom companies should put forward their demands for the number of systems once before the project construction. The reserved systems shall be charged as the accessed systems.

4. Sharing Discount Rate of Indoor Distribution Products

Where the same indoor distribution system is shared by multiple telecom companies, the sharing discount rate shall be applied to base price and site cost of the indoor distribution product. The sharing discount shall be applied from the commencement date of the service term of the party who later start to use the product. No first-occupier discount is applicable.

Table 10: The Sharing Discount Rate of Indoor Distribution Products

	Sole user	Shared by two companies	Shared by three companies
Discount rate	—	40%	50%

(iii) Base Price of Indoor Distribution Products

The base price of indoor distribution products in commercial buildings shall be a nationwide unified price according to the relevant parameters. Given the complexity of large indoor distribution construction projects such as subways, high-speed railways, airports and exhibition centers, their prices shall be determined on an itemized basis according to the actual costs and shall be standardized later when the conditions are satisfied.

Table 11: Base Price of Indoor Distribution Products

Product Category	Product Scenario	Pricing Unit	No. of Systems	Base Price
Building distribution products	Commercial buildings	m2	2 sets	RMB2.95/m2/year
	Large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.)	m2	2 sets	on an itemized basis

Tunnel distribution products	Subway tunnels	km	2 sets	on an itemized basis
	Railway tunnels	km	2 sets	on an itemized basis

III.	Transmission Products

(i) Product Catalogue

Transmission products include pipes, pole lines, optical cables, manholes in front of entrances and exits, routers drawing up at stations, etc. In principle, if jointly entrusted by two or more telecom companies, China Tower can provide transmission products by means of outsourced construction or services.

(ii) Product Pricing

1.	Pricing Based on Outsourced Construction

In the case of outsourced construction, the pricing for transmission products shall be determined on an itemized basis by the Parties’ municipal companies according to the principle of one-off amortization. The pricing formula shall be as follows:

Product price =	actual construction cost ①	× (1 + markup margin rate ②)
number of accessed telecom companies

Wherein:

①	Construction cost includes, but is not limited to, the expenses for materials, construction, designing, supervision and compensation during the process.

The compensation expenses include, but are not limited to, expenses for coordination, road, bridge/river-crossing, road-crossing, farmland and forest-crossing, etc.

②	Markup margin rate is fixed at 5%.

In the case of outsourced construction, the municipal companies of the telecom companies shall negotiate and determine the ownership, maintenance work and expenses of the transmission products with reference to the manner dealing with joint construction and sharing of transmission products among these telecom companies prior to the establishment of China Tower.

2.	Product Pricing Based on Service Mode

In the case of providing services, the price shall be determined by the Parties’ municipal companies on an itemized basis, and the product service fees shall be paid monthly. The pricing formula shall be as follows:

Product price =	[(S	construction cost ① depreciable life ②	× (1+ depletion rate ③) + maintenance cost ④) × (1+ markup margin rate ⑤)]

× (1- sharing discount rate ⑥)

Wherein:

①	Construction cost includes, but is not limited to, the expenses for materials, construction, designing, supervision and compensation during the process.

The compensation expenses include, but are not limited to, expenses for coordination, road, bridge/river-crossing, road-crossing, farmland and forest-crossing, etc.

②	Depreciable life is 10 years.
③	Depletion rate is fixed at 2%, including overhaul and damages.
④	Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items, and shall be determined according to the amount actually incurred.
⑤	Markup margin rate is fixed at 15% and used to compensate the management expenses, personnel and other costs of China Tower.
⑥	Sharing discount rate is the same as that of the tower products’ base price but the first-occupier discount (i.e., a 20% discount rate if there are two lessees and 30% if there are three lessees) is not applicable.

In the case of providing services, the ownership of the transmission product assets shall belong to China Tower and the maintenance work and expenses shall be borne by China Tower.

IV.	Service products

(i) Service Product Catalogue

China Tower can provide services such as power supply, oil machine power generation and extra battery assurance based on the demands of the telecom companies.

Table 12: Service Product Catalogue

Product Category	Product Definition
Power Supply Services	To provide electricity services for one site on a lump-sum basis

Oil Machine Power Generation Services	To provide oil machine power generation services for one site for certain duration

Extra Battery Assurance Services	To provide extra battery assurance services for one system (less than 1.5KW of equipment power in principle) in addition to standard configuration

Note: The number of times of oil machine power generation services and the number of hours of extra battery assurance services purchased by the telecom companies in the same station site shall be consistent. The expenses for oil machine power generation services in a shared station site shall be shared equally by the telecom companies. The charge commencement date of power supply services and oil machine power generation services shall be the activation day of the telecom companies’ equipment. In principle, the pricing and settlement of the acquired service products and new service products shall be consistent.

(ii)	Pricing Method

1.	Power Supply Service

China Tower shall provide the power supply services on a lump-sum basis. The Parties’ provincial companies shall state in the Provincial Service Agreement that the service term shall not exceed three years and neither service mode nor price can be changed during such term.

For those who choose the lump-sum power supply service, China Tower’s municipal companies shall determine the total amount of electricity fees according to the lump-sum electricity fees agreed by the Parties’ provincial companies and shall pay the electricity fees monthly. If a station site is activated for less than one month, the electricity fees will be calculated according to the actual number of days for which such station site has been activated. The lump-sum expenses of power supply and the monthly service fees of towers shall be charged at the same time and China Tower’s municipal companies shall issue value-added taxation (“VAT”) invoices and electricity consumption split sheets to the telecom companies’ municipal companies.

For those who do not choose the lump-sum power supply services, China Tower’s municipal companies shall provide the electricity bill and electricity consumption split sheet to the telecom companies’ municipal companies. For the shared station sites, the electricity charges shall be shared by the telecom companies’ municipal companies according to the percentage of nominal power or actual electricity consumption (DC metering) of their respective equipment. The telecom companies’ municipal companies shall pay the fees to the relevant power supply unit or the landlord for their electricity consumption and shall obtain the receipts. In circumstances where no invoices or receipts can be obtained, the Parties’ subsidiaries shall negotiate and resolve the problem.

2. Oil Machine Power Generation Services

The Parties’ provincial companies shall negotiate to provide the oil machine power generation service on a lump-sum or frequency basis. The telecom companies’ municipal companies shall confirm in the Product Confirmation Order if they will purchase the oil machine power generation services from China Tower:

(a) on a lump-sum basis:

The Parties’ provincial companies shall negotiate to determine the lump-sum service price and settlement, which shall be confirmed by the Parties’ municipal companies in the Product Confirmation Order.

(b) on a frequency basis:

The Parties’ provincial companies shall negotiate to determine the price for single-time power generation service. The formula is as follows:

Single-time service price = single-time power generation cost ① × (1 + markup margin rate ②)

①	Single-time power generation cost:

The Parties’ provincial companies can calculate and determine the single-time power generation cost with reference to the following formula:

Single-time power generation cost = base price for single-time power generation + oil cost for power generation per hour × power generation duration + vehicle usage fee per kilometer × number of kilometers

The Parties’ provincial companies shall determine the related parameters with reference to the third-party power generation prices.

②	Markup margin rate is fixed at 5% of single-time power generation cost.

3. Extra Battery Assurance Service

One standard extra battery assurance product refers to the service of providing one hour battery extra assurance for one system (the total power not exceeding 1.5KW in principle). The pricing formula is as follows:

Product price =	construction cost	× (1 + depletion rate) × (1 + markup margin rate)
depreciable life

The related parameter is RMB400/year upon calculation with reference to the parameters in the pricing formula of tower products.

Where the equipment power exceeds 1.5KW, the Parties’ subsidiaries shall negotiate to determine the expenses to be increased with reference to the above formula.

The telecom companies’ subsidiaries can purchase N pieces of extra battery assurance products (here “N” expresses an integer) subject to their respective demands. However, the hours of extra battery assurance purchased by the telecom companies in the same station site shall be the same.

V.	Adjustment Mechanism

To take into account factors such as inflation, the Parties shall adjust the maintenance cost and the site cost for the year with reference to the prior year’s CPI (Consumer Price Index) published by the national statistical authority. Such adjustment shall be effective from January 1st of the year and applied retrospectively.

Should there be significant fluctuations in the real estate market or steel prices, the Parties shall negotiate and make adjustments to site cost, product prices and others accordingly.

Upon the expiration of the depreciable life (10 years) of towers, the Parties shall negotiate separately the applicable adjustments based on the actual business operation of China Tower.

If there is any material change in the actual business operation of China Tower, such as the share rate, construction cost and profit differing from the forecast in 2016, the pricing mechanism hereunder shall be adjusted by the end of 2016.

Schedule 1:	Adjustment Coefficient Related to Standard Construction Cost

Schedule 2:	Standard Construction Cost of Equipment Rooms and Facilities

Schedule 3:	Discount Rate of Acquired Towers

Schedule 1:	Adjustment Coefficient Related to Standard Construction Cost

Schedule 1.1:	Wind-pressure Adjustment Coefficient for Standard Construction Cost of Towers

Range of Wind Pressure	0.3≤n<0.4	0.4≤n<0.5	0.5≤n<0.6	0.6≤n<0.7	0.7≤n<0.8	0.8≤n<0.9	0.9≤n<1.0	1.0≤n<1.1	1.1≤n<1.2	1.2≤n<1.3
Adjustment Coefficient	0.92	1.00	1.08	1.17	1.33	1.46	1.61	1.77	1.95	2.14

Notes:

1.	The above adjustment coefficients are only applicable to the adjustment of construction costs of the base and body of the regular ground base towers and landscape towers which are the New Towers.
2.	If the wind pressure falls beyond the above ranges, the tower shall be constructed in a customized manner. The Parties’ subsidiaries or branches shall negotiate and estimate construction cost, determine the product price and then start the construction;
3.	The wind-pressure adjustment coefficients are not applicable to equipment rooms, facilities, simplified towers, regular building base towers and floor holding poles.

Schedule 1.2:	Construction Cost of Towers under Different Wind-pressure Conditions (Unit: RMB10,000)

Type of Product		Range of Wind Pressure	0.3≤n<0.4	0.4≤n<0.5	0.5≤n<0.6	0.6≤n<0.7	0.7≤n<0.8	0.8≤n<0.9	0.9≤n<1.0	1.0≤n<l.l	l.l≤n<1.2	1.2≤n<1.3
Ground Base Tower	Regular Ground Base Tower	H<30	14.6190	15.8902	17.1614	18.5915	21.1340	23.1997	25.5832	28.1256	30.9859	34.0050
		30≤H<35	16.8758	18.3433	19.8108	21.4616	24.3966	26.7812	29.5327	32.4676	35.7694	39.2546
		35≤H<40	19.9417	21.6758	23.4098	25.3607	28.8288	31.6466	34.8980	38.3661	42.2678	46.3862
		40≤H<45	23.4533	25.4928	27.5322	29.8265	33.9054	37.2194	41.0433	45.1222	49.7109	54.5545
		45≤H≤50	27.5737	29.9715	32.3692	35.0666	39.8620	43.7583	48.2541	53.0495	58.4444	64.1389

	Landscape Tower	H<20	8.0843	8.7872	9.4902	10.2811	11.6870	12.8294	14.1475	15.5534	17.1351	18.8047
		20≤H<25	10.4164	11.3222	12.2280	13.2470	15.0585	16.5304	18.2288	20.0403	22.0783	24.2295
		25≤H<30	12.3335	13.4060	14.4784	15.6850	17.8299	19.5727	21.5836	23.7285	26.1416	28.6887
		30≤H<35	16.7923	18.2525	19.7127	21.3554	24.2758	26.6487	29.3865	32.3069	35.5924	39.0604
		35≤H≤40	19.2549	20.9292	22.6036	24.4872	27.8359	30.5567	33.6961	37.0448	40.8120	44.7886

	Simplified Tower	H≤20	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264
Building Base Tower	Regular Building Base Tower	—	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753

	Floor Holding Pole	—	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107

Note: The above construction costs of towers only include those of tower foundations and bodies.

Schedule 2:	Standard Construction Cost of Equipment Rooms and Facilities

Schedule 2.1:	Standard Construction Cost of Equipment Rooms (RMB10,000)

Type of Product	Equipment Rooms (excluding Rented Equipment Rooms)	Rented Equipment Rooms	Integrated Cabinet (base only)	RRU Remote (base only)
Regular Ground Base Towers, Landscape Towers, Simplified Towers	5.4915	1.6415	0.5915	0.4415
Regular Building Base Towers, Floor Holding Poles	5.3415	1.6415	0.5915	0.4415

Schedule 2.2:	Standard Construction Cost of Ancillary Facilities (RMB10,000)

Type of Product	Ancillary Facilities for Equipment Rooms	Ancillary Facilities for Integrated Cabinets	Ancillary Facilities for RRU Remote
Regular Ground Base Towers	5.8247	4.8278	2.8054
Landscape Towers, Simplified Towers, Regular Building Base Towers, Floor Holding Poles	4.6520	4.0627	2.8054

Note:

1.	Ancillary facilities for equipment rooms include the AC distribution box, the switching power supply, the rectifier module, the monitor module, the battery (3-hour backup), PESM, the air conditioner, the fire device and the equipment rack, etc.
2.	Ancillary facilities for the integrated cabinet include the outdoor integrated cabinet (dual-cabinet), the embedded switching power supply, the rectifier module, the monitor module, the battery (3-hour backup) and the PESM, etc.;
3.	Ancillary facilities for RRU remote include the outdoor integrated cabinet (sole-cabinet), the embedded switching power supply, the rectifier module, the monitor module, the battery (3-hour backup) and the PESM, etc.

Schedule 3:	Discount Rate of Acquired Towers

Number	Province	Discount Rate
1	Beijing	1.03
2	Tianjin	0.98
3	Hebei	0.62
4	Shanxi	0.73
5	Inner Mongolia	0.88
6	Liaoning	0.77
7	Jilin	0.74
8	Heilongjiang	0.68
9	Shanghai	1.86
10	Jiangsu	0.73
11	Zhejiang	0.76
12	Anhui	0.80
13	Fujian	0.73
14	Jiangxi	0.75
15	Shandong	0.71
16	Henan	0.82
17	Hubei	0.79
18	Hunan	0.70
19	Guangdong	0.91
20	Guangxi	0.72
21	Hainan	1.44
22	Chongqing	0.74
23	Sichuan	0.85
24	Guizhou	0.73
25	Yunnan	0.70
26	Tibet	2.38
27	Shaanxi	0.67
28	Gansu	0.79
29	Qinghai	1.26
30	Ningxia	1.01
31	Xinjiang	1.14

Note: If there is any change to the data used to calculate the above discount rate, the Parties shall make retrospective adjustment to such parameter.

Annex 2:     Provincial Service Agreement (I)

[XXX Province/Municipality/Autonomous Region]

Provincial Service Agreement (I)

(Template)

Ref. No.:

The Provincial Service Agreement (I) (the “Agreement”) is made and entered into between the following parties on [Date] in [City], [Province] of China.

Party A: [name of provincial subsidiary of the basic telecom company]

Party B: [name of provincial branch of China Tower]

(together, the “Parties” and, individually, a “Party”)

Whereas,

1.	On 14 October 2015, China Mobile Communication Company Limited and its 31 subsidiaries, China United Network Communications Corporation Limited and its one subsidiary, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower entered into the Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, and China Mobile Communications Corporation and its 24 subsidiaries, China United Network Communications Group Company Limited and its seven subsidiaries, China Telecommunications Corporation and its 11 subsidiaries and China Tower entered into the Agreement on Transfer of Existing Telecommunications Towers and Related Assets. Under the aforementioned agreements, the sellers shall transfer their then-owned telecommunications towers and related assets (the “Acquired Tower Assets”) to China Tower and complete relevant handover procedures.

2.	Annex I Product Catalogue and Pricing to the Commercial Pricing Agreement entered into between [name of the telecom company] and China Tower has stipulated the pricing of tower products, indoor distribution products, transmission products and service products.

Therefore, upon friendly consultations, pursuant to the Commercial Pricing Agreement, the Parties hereby agree on the leasing and settlement of the tower products, indoor distribution products, transmission products and service products provided by Party B to Party A, as follows:

I.	Party B agrees to lease to Party A the Acquired Tower Assets for which the handover has been completed, and charge service fees. The rights and obligations of the Parties shall be subject to the then effective Commercial Pricing Agreement as amended from time to time and other agreements entered into by the Parties, and the Provincial Service Agreement (I) between [name of provincial subsidiary of the telecom company] and [name of provincial branch of China Tower] and any other then effective supplementary agreements entered into by the Parties from time to time.

II.	The Parties and their respective subsidiaries or branches shall execute Bulk Lease Forms, the template of which is set out in Schedule 1 hereto, for the Acquired Tower Assets and other products for which the handover has been completed. Upon the execution of a Bulk Lease Form, it shall prevail over any prior oral or written agreement, intention or arrangement reached by the Parties and its subsidiaries or branches in relation to the products specified therein.

III.	From the effective date of the Agreement, the Parties and their respective subsidiaries shall execute Product Confirmation Orders, the template of which is set out in Schedule 2 hereto, in relation to the lease of new products.

IV.	The Parties shall procure their respective subsidiaries or branches to settle and complete the payments of the service fees specified in the relevant Bulk Lease Form and Product Confirmation Orders as scheduled therein.

V.	The service term for each of the tower products, indoor distribution products, transmission products and service products shall be five years. Prior to the expiration of the service term of five years, the Parties or their respective subsidiaries or branches shall negotiate with each other, and to the extent they are able to reach an agreement, they shall enter into new Product Confirmation Orders to specify the terms governing the provision of the relevant products thereafter.

VI.	In the event of termination of services caused by Party A prior to the expiration of the service term, Party B shall cooperate with Party A in removing the carried equipment, the expenses of which shall be borne by Party A. Party A shall compensate Party B for the removal expenses in accordance with the rules set forth below:

a)	In the event that Party A removes a portion of the products from a certain station site, and after such removal there are products of the same type running at the same station site, Party A shall not be obligated to compensate Party B for the expenses related to the removal, and the service fee shall be calculated based on the number of remaining units of the relevant products;

b)	In the event that Party A, being the sole user of the product facility, terminates the services related to all products of the same type prior to the expiration of the service term, Party A shall pay Party B the service fee for the remaining service term (excluding site rent and maintenance cost), penalty fees for early termination of the site rent paid by Party B (if any), and the remaining long-term expenses to be amortized (if any);

c)	In the event that Party A shares the product facility with other telecom company(ies), Rule [ ] set forth below shall apply:

Rule 1:

(1)	Where Party A terminates the services related to all products of the same type at a certain station site prior to the expiration of the service term, Party A shall pay Party B the service fees for the remaining service term with respect to Party A and penalty fees for early termination of the site rent paid by Party B (if any).

(2)	Where a telecom company (the “Terminating Sharing Party”) sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, the sharing discounts applicable to service fees for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) with respect to Party A until the proposed expiration date of the service term of the Terminating Sharing Party, and from such expiration date the sharing discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

Rule 2:

(1)	Where Party A terminates the services related to all products of the same type at a certain station site prior to the expiration of its service term, and Party A is any of the following: (i) the first-occupier lessee; (ii) an Existing Sharing Party; or (iii) a lessee who started occupying the station site, in the case of a New Tower, at the same time as the other telecom companies, Party A shall pay Party B the service fees (excluding site rent and maintenance cost) for the remaining service term with respect to Party A and penalty fees for early termination of the site rent paid by Party B (if any).

(2)	Where Party A terminates all services of the same type of products at a certain station site prior to the expiration of the service term, and Party A is a New Sharing Party who started occupying the station site later than the other lessee(s), the following rules shall apply: (i) if Party A had maintained the service for three years or more, it shall not be obligated to compensate Party B; or (ii) if Party A had maintained the service for less than three years, it shall pay Party B the service fees (excluding site rent and maintenance cost) for the remaining service term applicable to Party A to the extent of three years and penalty fees for early termination of the site rent paid by Party B (if any).

(3)	Where a telecom company sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, and the Terminating Sharing Party is any of the following: (i) the first-occupier lessee; (ii) an Existing Sharing Party; or (iii) a lessee who started occupying the station site, in the case of a New Tower, at the same time as Party A, the sharing discounts applicable to service fees (excluding site cost and maintenance cost) for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) with respect to Party A until the proposed expiration date of the service term of the Terminating Sharing Party, and from such expiration date the sharing discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

(4)	Where a telecom company sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, and the Terminating Sharing Party is a New Sharing Party who started occupying the New Tower later than the other lessees, (i) if the Terminating Sharing Party had maintained the service for three years or more, the sharing discount applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products, or (ii) if the Terminating Sharing Party had maintained the service for less than three years, the sharing discount applicable to service fees (excluding site cost and maintenance cost) for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) until the third anniversary of the service term of the Terminating Sharing Party had it not terminated, and from then the sharing discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

Party B shall provide Party A with the relevant supporting documents to demonstrate the basis and calculation of the aforesaid expenses.

With respect to the arrangement of termination of services prior to the expiration of the service term, provisions in the Agreement shall prevail over any and all prior oral or written arrangements in any form entered into by the Parties, to the extent inconsistent.

VII.	With respect to the matters governed by the Agreement, provisions in this Agreement shall prevail over any and all prior oral or written agreement or arrangement in any form entered into by the Parties, to the extent inconsistent. Matters not specified hereunder shall be subject to the Commercial Pricing Agreement and any other agreements or arrangements entered into by the Parties.

VIII.	The schedules of this Agreement are inseparable parts of the Agreement and shall be deemed to have the same binding legal effect as the text of this Agreement.

IX.	The Agreement shall be executed simultaneously in two counterparts, each of which shall be held by a Party and deemed to have the same binding legal effect. The Agreement shall be effective upon the execution and stamp with the corporate seals by the Parties.

(No text below and the signature and stamp page for [XXX Province/Municipality/Autonomous Region] Provincial Service Agreement (I) (Ref. No. [    ]) to follow)

Party A:	[name of the provincial subsidiary of telecom companies] (chop)
Signature:
Date:

Party B:	[name of the provincial branch of China Tower] (chop)
Signature:
Date:

Schedule 1.1

Bulk Lease Form for Acquired Towers in [    ] City, [    ] Province

([Name of telecom company], former owner)

Party A (Full Name):	Service Commencement Date:		Serial Number	Name of Telecom
		1	Product Confirmation Order Ref. no.	Company:
		2	China Tower’s Station Site Serial Number	Date:
		3	Operator’s Self-Owned Station Site Name
		4	Operator’s Self-Owned Station Site Serial Number
		5	Detailed Location
		6	Longitude
		7	Latitude
		8	Product Configuration
		9	Actual Highest Antenna Mounting Height (m)
		10	BBU Deployed in China Tower’s Equipment Room in Case of RRU Remote?
		11	Total Number of Existing Sharing Parties on the Towers
		12	Total Number of Existing Sharing Parties in Equipment Rooms and Facilities
		13	Number of New Sharing Parties in Existing Towers
		14	Number of New Sharing Parties in Existing Equipment Rooms and Facilities
		15	OM Available During 0.00 a.m.- 6.00 a.m.?
Party B (Full Name):	Service Termination Date:	16	Maintenance Level	Name of China
		17	Price Mode of Power Supple Assurance Service	Tower subsidiary
		18	Power Generation Conditions Met?	company:
		19	Power Generation Service Selected?	Date:
		20	Price Mode of Oil Machine Power Generation Service
		21	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
		22	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
		23	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
		24	Other Fees (RMB/year, tax inclusive)
		25	Description of Other Fees
		26	Base Price of Towers (RMB/year, tax inclusive)
		27	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
		28	Maintenance Cost (RMB/year, tax inclusive)
		29	Number of Product Units
		30	Site Cost (RMB/year, tax inclusive)
		31	Site Cost Discount
		32	Sharing Discount for Towers
		33	Sharing Discount for Equipment Rooms and Facilities
		34	Total Product Service Fees (RMB/year, tax excluded)
		35	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note: The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.2

Bulk Lease Form for Acquired Towers in [    ] City, [    ] Province

([Name of telecom company], Existing Sharing Party)

Party A (Full Name):	Service Commencement Date:		Serial Number	Name of Telecom
		1	Product Confirmation Order Ref. no.	Company:
		2	China Tower’s Station Site Serial Number	Date:
		3	Operator’s Self-Owned Station Site Name
		4	Operator’s Self-Owned Station Site Serial Number
		5	Detailed Location
		6	Longitude
		7	Latitude
		8	Product Configuration
		9	Actual Highest Antenna Mounting Height (m)
		10	BBU Deployed in China Tower’s Equipment Room in Case of RRU Remote?
		11	Total Number of Existing Sharing Parties on the Towers
		12	Total Number of Existing Sharing Parties in Equipment Rooms and Facilities
		13	Number of New Sharing Parties in Existing Towers
		14	Number of New Sharing Parties in Existing Equipment Rooms and Facilities
		15	OM Available During 0.00 a.m.- 6.00 a.m.?
Party B (Full Name):	Service Termination Date:	16	Maintenance Level	Name of China
		17	Price Mode of Power Supple Assurance Service	Tower subsidiary
		18	Power Generation Conditions Met?	company:
		19	Power Generation Service Selected?	Date:
		20	Price Mode of Oil Machine Power Generation Service
		21	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
		22	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
		23	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
		24	Other Fees (RMB/year, tax inclusive)
		25	Description of Other Fees
		26	Base Price of Towers (RMB/year, tax inclusive)
		27	Base Price of Equipment Room & Facilities (RMB/year, tax inclusive)
		28	Maintenance Cost (RMB/year, tax inclusive)
		29	Number of Product Units
		30	Site Cost (RMB/year, tax inclusive)
		31	Site Cost Discount
		32	Sharing Discount for Towers
		33	Sharing Discount for Equipment Rooms and Facilities
		34	Total Product Service Fees (RMB/year, tax excluded)
		35	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. The Existing Sharing Parties refer to the telecom companies which shared the Acquired Towers prior to October 31, 2015.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.3

Bulk Lease Form for Acquired Towers in [    ] City, [    ] Province

([Name of telecom company], transformed towers)

Party A		Serial Number		Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Site Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of Systems
	14	Is RRU Put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment Rooms and Facilities at Present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B	21	Power Generation Conditions Met?		Name of China
(Full Name):	22	Power Generation Service Selected?		Tower subsidiary
	23	Price Mode of Oil Machine Power Generation Service		company:
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Date:
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)	Total:
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms and Facilities (RMB/year, tax inclusive)
	32	Maintenance Cost (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Connection Fee (RMB/year, tax inclusive)
	35	Site Cost (RMB/year, tax inclusive)
	36	Discount of Site Cost and Electricity Connection Fee
	37	Sharing Discount for Towers
	38	Sharing Discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. Transformed towers refer to the towers previously owned by the telecom companies and/or shared by the Existing Sharing Parties to which China Tower added product units.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.4

Bulk Lease Form for New Towers in [        ] City, [        ] Province

([Name of telecom company])

Party A		Serial Number		Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Site Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of Systems
	14	Is RRU put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment rooms and Facilities at Present
	17	OM Available During 0.00 a.m. - 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B	21	Power Generation Conditions Met?		Name of China
(Full Name):	22	Power Generation Service Selected?		Tower subsidiary
	23	Price Mode of Oil Machine Power Generation Service		company:
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Date:
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)	Total:
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
	32	Maintenance Cost (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Connection Fee (RMB/year, tax inclusive)
	35	Site Cost (RMB/year, tax inclusive)
	36	Discount of Site Cost and Electricity Connection Fee
	37	Sharing Discount for Towers
	38	Sharing Discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.5

Bulk Lease Form for Transformed Towers Based on Acquired Towers in [    ] City, [    ] Province

([Name of telecom company])

Party A		Serial Number		Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Site Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of systems
	14	Is RRU Put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment rooms and Facilities at Present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B	21	Power Generation Conditions Met?		Name of China
(Full Name):	22	Power Generation Service Selected?		Tower subsidiary
	23	Price Mode of Oil Machine Power Generation Service		company:
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Date:
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)	Total:
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
	32	Maintenance Cost (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Connection Fee (RMB/year, tax inclusive)
	35	Site Cost (RMB/year, tax inclusive)
	36	Discount of Site Cost and Electricity Connection Fee
	37	Sharing Discount for Towers
	38	Sharing Discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B last month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. Transformed Towers Based on Acquired Towers refer to the towers transformed by China Tower using existing towers in order to satisfy demands of new occupiers.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.6

Bulk Lease Form for Indoor Distribution Products in [    ] City, [    ] Province

([Name of telecom company])

Party A		Serial Number	Total:	Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Location Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Name of Location
	6	Longitude
	7	Latitude
	8	Type of Products
	9	Type of Scenes
	10	Construction Area/Tunnel Length (M2/Kilometer)
	11	Number of Systems		Name of China
	12	Total Number of Sharing Parties at Present		Tower subsidiary
	13	Duration of Back-up Battery (Hour)		company:
	14	Price Mode of Power Supple Assurance Service		Date:
Party B	15	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
(Full Name):	16	Other Fees (RMB/year, tax inclusive)
	17	Description of Other Fees
	18	Base Price (RMB/year, tax inclusive)
	19	Maintenance Fees
	20	Number of Product Units
	21	Site Cost (RMB/year, tax inclusive)
	22	Sharing Discount
	23	Service Commencement Date
	24	Service Termination Date
	25	Total Product Service Fees (RMB/year, tax excluded)
	26	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 2.1 Product Confirmation Order for Tower Products Ref. no:
Party A (Full Name):							Party B (Full Name):
Service Commencement Date:							Service Termination Date:
Product Service Fees
Serial Number	Items	Base Price (RMB /year)		Number of Product Units (Set)	Discount for RRU On Tower Or Not	Total (RMB /year)	Site Cost (RMB /year)	Electricity Connection Cost (RMB /year)	Sharing Discount (%)			Product Service Fees (RMB /year) (Tax excluded)
		Of Telecommunications Towers	Of Equipment Rooms + Facilities						Site Cost + Electricity Input	Telecommunications Towers	Equipment rooms +Facilities
1.1	Tower Products
1.2	WLAN
1.3	Microwave
2.1	Electricity Assurance Service fee						Lump Sum ☐ Payment Assistance (resale) ☐ Payment Assistance (transmission) ☐ Payment Assistance (withholding) ☐
2.2	Oil Machine Power Generation Service Fee						Lump Sum ☐ Per Time ☐ Others ☐
2.3	Fee for Extra Battery Assurance
2.4	Extra Maintenance Cost of Station Sites Exceeding 10% Premium Service
2.5	Modification Fee for Electricity and Facilities
2.5	Other Fees					Description of Other Fees, Manual Entry
Total (RMB/year, tax inclusive)

Item Information
Station Site Name:		Station Site Serial Number:
Longitude:		Latitude:
Detailed Location:		Demand Confirmation Letter Ref. no:
Type of Telecommunications Towers:		Tower Height (m):
Equipment Room Configuration:	Self-owned ☐ Rented☐ Integrated Cabinet ☐ RRU Remote ☐ No ☐	Wind Pressure Coefficient:
Sharing Information:	The First Newly-added☐ The Sharing Newly-added ☐ Owner of the Acquired ☐ The Sharing Acquired (existing)☐ The Sharing Acquired (new) ☐	Total Number of Sharing Parties on the Telecommunications Tower at Present	Total Number of Sharing Parties in the Existing Equipment Rooms and Facilities at Present:
OM Available Or Not During 0.00 a.m. – 6.00 a.m.?:	Y☐ N☐	Maintenance Level:
Notes to Item Information		Operator’s Physical Station Site Serial Number:	(filled by the operator)

Product Configuration
Telecommunications Towers	Product Serial Number	Mounting Height (m)	Number of Antennae (set)	Number of Systems (set)	RRU Mounted on Tower Or Not	Put BBU In Equipment Room Of China Tower When RRU Remote?	Number of Product Units (set)
	[Tower Serial Number1]				Yes or no	Yes or no
[Tower Serial Number2]
[Microwave Serial Number]
[WLAN Serial Number]
Total
Equipment Rooms	Power Configuration	Backup Battery (Hour)	With Generation Conditions?	Select Power Generation Service Or Not	Installation Space
				Device Rack (Set)		Transmission Rack Space
	V KW		Y ☐ N ☐	Y ☐ N ☐		0.6mX0.6mX2m

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the current Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Related Descriptions:	This template form is only for reference, and the form actually generated from China Tower’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date:

Schedule 2.2 Product Confirmation Order for Indoor Distribution Products Ref. no:
Party A (Full Name):	Party B (Full Name):
Service Commencement Date:	Service Termination Date:

Product Service Fees
Serial Number	Service Items	Base Price				Site Cost (RMB /year)	Sharing Discount (%)	Product Service Fee (RMB /year) (Tax excluded)	Product Service Fee (RMB /year) (Tax inclusive)
		Base Price (RMB/year)	Construction Area of Commercial Buildings (M2)	Number of Product Units (set)	Total (RMB /year)
1	Indoor Distribution Products
2	Service Products
2.1	Lump-sum Service Fee for Electricity Assurance
Total:

Item Information
Station Site Name:	Station Site Serial Number:
Longitude:	Latitude:
Detailed Location:	Number of antenna sites
Number of Existing Sharing Parties	Demand Confirmation Letter Serial Number:
Other Descriptions:

Product Configuration
Indoor Distribution	Type of Products	Scene of Products	Construction Area (or Tunnel Length) (M2/Kilometers)	Number of Systems (set)	Number of Product Units (set)

Equipment Rooms	Power Configuration	Backup Battery (hour)		Facilities Installation Space
	V KW			To provide customer source and facilities installation space

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the current Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Related Descriptions:	This template form is only for reference, and the form at actually generated from China Tower’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date:

Schedule 2.3 Product Confirmation Order for Transmission Products Ref. no:
Party A (Full Name):	Party B (Full Name):
Service Commencement Date:	Service Termination Date:

Product Service fees
Serial Number	Service Items	Construction cost (RMB)	Product Price (RMB) (Tax excluded)	Product Price (RMB) (Tax inclusive)	Number of Customers Accessed	Product Service Fee (RMB) (Tax inclusive)
1	Transmission Products
Total:

Item Information
Station Site Name:		Station Site Serial Number:
Longitude:		Latitude:
Detailed Location:		Demand Confirmation Letter Serial Number:
Mode of Delivery of Service:	By Outsourcing☐ By Service☐	Owner of Assets Or Not?	Yes☐ No☐
Other Descriptions:

Product Configuration
Transmission Products	Pipes		Pole Road (Pole kilometers)	Fiber Optic Cables (12 core. kilometers )
	Pipe Jacking (Meters)	Excavation Pipeline (Sub-hole kilometers)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month. Party A shall pay product and service fees to the designated bank account of Party B prior to the 25th day of the next month of the service term in the case of outsourcing construction; Party A shall pay the prior month’s product and service fees to the designated bank account of Party B prior to the 25th day of each month in the case of construction by service mode.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Descriptions:	This template form is only for reference, and the form actually generated from China Tower’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date: